DELIVERING
ON COMMITMENTS

PRIMERO

ANNUAL REPORT 2013

2013
at a Glance

$111M
STRONG
cash balance

29%
PRODUCTION
increase

32%
RESERVES
increase

$200M
GROWTH
revenue

San Dimas annual
gold production
is up 40% since 2011
(AuEq oz)

143,114
111,132
102,224
2011
2012
2013

2013 at a Glance IFC • Scorecard 2 • Letter to Shareholders 5 • Delivering on Commitments 11 • Committed to Production 13 • Committed to Growth 15 • Committed to Responsible Mining 17 • Mineral Reserves & Resources 18 • 2012 Financial Review 19 • Corporate and Shareholder Information 121

This annual report contains forward-looking statements. Please refer to the Cautionary Statement on Forward-Looking Information on page 68.

DELIVERING
ON COMMITMENTS

In 2013, Primero delivered on every commitment – and more.

In 2013, Primero delivered on every commitment–and more. We delivered record gold production that exceeded guidance. Despite a drop in the gold price that challenged the entire industry, we maintained a strong cash balance and robust cash flow. We substantially completed the San Dimas mill expansion, increasing its capacity by 16%. Exploration more than replaced our depleted reserves–in fact, we increased reserves by 32%. And our recent acquisition has transformed Primero into a mid-tier producer with two operating mines and a pipeline of projects at various stages of development.

PRIMERO ANNUAL REPORT 2013 • 1

SCORECARD

2013 Target

0
2
4
6
8
10

OPERATIONAL Performance

- Produce 120,000–130,000 AuEq oz
- Maximize existing mill capacity to 2,150 tonnes per day
- Successfully introduce long-hole mining at San Dimas
- Complete 74,000 metres of drilling
- Replace reserves with 100% of production
- Be on-track to complete expansion to 2,500 tonnes per day by first quarter of 2014
- Investigate possible further expansion to 3,000 tonnes per day

STRATEGIC Initiatives

- Increase cash flow and earnings per share
- Maintain strong balance sheet
- Complete Cerro del Gallo acquisition
- Seek other strategic growth opportunities in low-risk regions of the Americas

SUSTAINABILITY Performance

- Zero fatalities and a reduction of 25% of all accident frequency

THROUGHPUT
Tonnes per day

1,810
1,980
2,100
2011
2012
2013

CASH COSTS
Co-Product $ per AuEq oz

$640
$636
$599
2011
2012
2013

2 • PRIMERO ANNUAL REPORT 2013

2013 Achievement	2014 Target

• Exceeded 143,000 AuEq oz
• Mill operated at 2,100 tpd in 2013
• Long hole mining successfully introduced at San Dimas
• Over 100,000 metres of drilling completed
• Replaced and increased gold mineral reserves by 32%
• Substantially complete by end of Q4 2013, completed by
   end of Q1 2014
• Increased throughput and reserves, both supporting a
potential future expansion to 3,000 tpd	• Produce 230,000–250,000 AuEq oz
• Replace reserves with 100% of production
• Aggressive drilling program at Black Fox of
   ~55,000 metres
• Complete exploration program at Grey Fox and
   district of 75,000 metres
• Announce decision to complete Phase 2 expansion
   to 3,000 tpd at San Dimas
• Announce results of optimized Definitive Feasibility
   Study and potential construction decision at Cerro
del Gallo

• Cash flow and earnings per share decreased as a result
   of the commodity price decline
• $111M cash and $27M debt at December 31, 2013
• Cerro del Gallo acquisition completed in Q2 2013 and
   acquired remaining 30.8% in Q4 2013
• Announced Brigus Gold (Black Fox & Grey Fox)
acquisition in Q4 2013	• Increase cash flow and earnings per share • Maintain strong balance sheet and secure $75M line of credit

• Reduced all accident frequency index by 25% • Named a “Socially Responsible Company” • San Dimas certified a “Clean Industry” • Named a “Family Responsible Business”	• Extend H&S, Environment and CSR policies
   across all operations
• Zero fatalities and a reduction of 15% of all
   accident frequency
• Maintain “Clean Industry” standards (certification
awarded every two years)

 PRIMERO ANNUAL REPORT 2013  •  3

LETTER to Shareholders

DELIVERING ON THE PROMISE OF ADDING VALUE

We began 2013 with the intention to diversify and grow, and ended it with news of the transformational acquisition of Brigus Gold. Brigus held an operating mine and an exploration project in the prospective Timmins gold belt in Ontario, Canada. Managing this pace of growth, while expanding the mill at San Dimas and maintaining an aggressive exploration program, speaks to our successful corporate discipline and financial management. Our cash balance remains strong and for the past three years we have consistently reduced cash costs. Our earnings and cash flow were at, or above, expectations, and our debt level is conservative. We look forward to 2014 as a motivated team, ready to take our place among the mid-tier gold producers, with a focus on delivering real value to shareholders.

SAN DIMAS: MAXIMIZING CAPACITY, BUILDING RESERVES

At the San Dimas mine, mill throughput was the story of the year. Annual production was up nearly 30% compared to 2012, and 40% over 2011. Ore grades were also 20% higher, year over year. These remarkable improvements are the direct result of the productivity initiatives that began in 2012 and the introduction of a more productive mining method. In late 2013, the mill expansion project was on track to be completed by Q1 2014, bringing its capacity up to 2,500 tonnes per day.

The San Dimas mine has a long history of reserve replacement, with a 32% increase in reserves in 2013. In 2014, drilling and exploration will continue at various locations on the property. We have high expectations for the area of known mineralization between Alexa Victoria and the Elia Aranza veins. The results of our exploration will guide the decision to expand the mill’s capacity further, potentially to 3,000 tonnes per day.

CERRO DEL GALLO: INCREASING OWNERSHIP AND BEGINNING EXPLORATION

Cerro del Gallo, our gold-silver-copper development project, is a solid project in a mining-friendly community with a well-established infrastructure. In the last quarter of 2013, we succeeded in acquiring the outstanding 30.8% interest in the property. Over the year we increased our land ownership to approximately 61% of the surface land required for the mine, made progress on the basic engineering for the mine and processing facilities, advanced the mine’s permitting, and began preliminary exploration. The results of the exploration, along with considerations regarding commodity pricing and Mexico’s royalty structure, will play a role in the potential decision to proceed with construction. If a construction decision is made in mid 2014, first production would occur in early 2016.

OUR PEOPLE AND OUR COMMUNITIES

As we grow from a one-mine operator to a multi-mine company, we are very focused on our core asset — our people. Our people, and their safety and well-being on the job, are our first priority. Accordingly, we place enormous emphasis on safe work practices and training. We are pleased to report another year of continual improvement in our overall accident frequency. Our objective is to become a zero harm operation.

We are also proud of our corporate commitment to our host communities and the environment that we all share. As evidence of our commitment, we were named a “Socially Responsible Company” (Empresa Socialmente Responsable), for the third consecutive year, by CEMEFI and AliaRSE and we have also been awarded the “Family Responsible Business” designation by the Secretary of Labor and Social Assistance. Our San Dimas mine was also certified as a “Clean Industry” operation by the Mexican environmental authorities.

PRIMERO ANNUAL REPORT 2013  • 5

A SOLID FOUNDATION FOR FURTHER GROWTH

To support the growth that will drive our future prosperity, we rest on a secure, prudent financial base. We closed 2013 with $111 million in cash and a conservative $27 million of debt. We expect to secure an operating line of credit to ensure we remain financially flexible in the event of volatility in the commodity price.

In the first quarter of 2014, we created value for our largest shareholder, who sold their large position in Primero. This was a critical step in our maturation as a company. We now have more control over the future, our shareholders have greater liquidity, and we are positioned for entry into the indices.

The strength of our financial base ensures we are not only well positioned to support further expansion at San Dimas and ongoing development at Cerro del Gallo, but that we are also well positioned to invest in our recently acquired Black Fox mine and Grey Fox exploration property. Our capital programs are on schedule and on budget as we enter the second quarter of 2014. We will remain focused on expanding in a measured, controlled manner, and remain positioned to take advantage of opportunities that may arise at any of our properties.

Black Fox produces approximately 100,000 ounces of gold per year, from an open pit and underground operation, with excellent opportunities for reserve growth.

WITH BLACK FOX, WE ARE THE NEWEST MID-TIER GOLD PRODUCER

The recently acquired Black Fox mine and exploration properties lie in one Canada’s great gold producing regions. Black Fox produces approximately 100,000 ounces of gold per year, from an open pit and underground operation, with excellent opportunities for reserve growth. The Grey Fox property is a very promising exploration project adjacent to the Black Fox mine that we hope to make a key property in the Primero pipeline.

Our execution of this acquisition has created a new Americas-focused mid-tier gold producer, with operating assets and a future pipeline, all in low-risk jurisdictions. We expect to produce in the range of 230,000 to 250,000 ounces of gold in 2014, and anticipate further growth to 400,000 ounces in the medium term. This offers investors exposure to significant cash flow over the next five years, with a strong gold reserve base in prospective, mining-friendly jurisdictions.

6  •  PRIMERO ANNUAL REPORT 2013

Our execution of this acquisition has created a new Americas-focused mid-tier gold producer.

Since our earliest days, our objective has been to become a mid-tier producer. I am proud to say that, with this acquisition, we have delivered on that commitment.

I would like to take this opportunity to thank our employees, our management and our Board, whose dedication and commitment have allowed us to deliver record results despite an industry-wide downturn. We look to 2014 and beyond with confidence and optimism.

Joseph F. Conway President and CEO

PRIMERO ANNUAL REPORT 2013  • 7

INCREASING PRODUCTION AND POSITIONED FOR EXPANSION, RESPONSIBLY

PRIMERO
Black Fox Mine
Grey Fox Project
Vancouver Corporate Office
Toronto Corporate Office
San Dimas Mine
Cerro del Gallo Project

Since we acquired the San Dimas mine in 2010, we have increased its production by 43%

DELIVERING
ON COMMITMENTS

In only three years, we at Primero have delivered on our commitment of building an Americas-based mid-tier gold producer. Today we are a diversified producer with a portfolio of assets in mining-friendly regions of North America, providing exposure to a robust mineral reserve and mineral resource base and below-average cost gold production. Since we acquired the San Dimas mine in 2010, we have increased its production by 43%, lowered our costs and consistently replaced mineral reserves. We are committed to continuing to deliver results for all our stakeholders by increasing profitable production and remaining committed to responsible mining.

PRIMERO ANNUAL REPORT 2013 • 11

DELIVERING
2013 RESULTS

143,000
AuEq oz
PRODUCTION

2,500
tonnes of ore per day
CAPACITY

23%
reserve grade
INCREASED

100,000
metres
DRILLING

380-400
95
280-290
230-250
120
120
80
160
165
165
143
111
2012
2013
2014E
2015E
2016E
thousand gold equivalent ounces

180% Targeted Growth Profile by 2016[1, 2]

Cerro del Gallo
Black Fox
San Dimas

1 "Gold equivalent ounces" include silver and copper production converted to a gold equivalent based on consensus estimated commodity prices; accounts for the San Dimas silver purchase agreement.

2 Compared to 2013 production. Assumes San Dimas operates at least at 2,500 tpd from Q1 2014; that Cerro del Gallo begins production at the end of 2015, with full year production estimated at 95,000 AuEq oz in 2016 and Primero management estimates for Black Fox production, based on 2,200-2,300 tpd operation.

12 • PRIMERO ANNUAL REPORT 2013

COMMITTED to Production

DELIVERING RESULTS

A strong fourth quarter closed out a record 2013, in which San Dimas consistently surpassed expectations. Thanks to a focus on productivity at the mine, gold production for 2013 exceeded 143,000 gold equivalent ounces, for a 29% increase over 2012, and a 40% increase over 2011, at the lowest cash costs in company history. Exploration results at San Dimas surpassed expectations: gold mineral reserves increased by 32%, and the reserve grade increased by 23%.

We fully expect to see 2014 gold equivalent production at San Dimas reach 155,000 to 165,000 ounces, with cash costs in the $575-600 per ounce range.

We are well positioned for an even stronger 2014. With Phase 1 of the mill expansion complete, San Dimas can now process 2,500 tonnes of ore per day. At mid-year we will review exploration results and decide whether to proceed with Phase 2, which would bring mill capacity up to 3,000 tonnes per day—and grow annual production to approximately 190,000 gold equivalent ounces. Overall, we fully expect to see 2014 gold equivalent production at San Dimas reach 155,000 to 165,000 ounces, with cash costs in the $575-600 per ounce range, and All-In Sustaining Costs dropping to $950-$1,050 per ounce.

INCREASING RESERVES THROUGH EXPLORATION

Our strong financial base supports a strategic exploration program to replace reserves and resources at San Dimas, Cerro del Gallo, and the Ventanas property. At San Dimas, 100,000 metres of drilling, targeting the high-grade central corridor that lies adjacent to our existing infrastructure were completed in 2013.

REDUCING ALL-IN SUSTAINING COSTS
$ per oz

PRIMERO ANNUAL REPORT 2013  • 13

COMMITTED to Growth

PRIMERO WITh BLACK FOX: A NEW MID-TIER GOLD PRODUCER

The Brigus Gold acquisition is complete. The Black Fox complex is an ideal match for the Primero growth profile: a stable, gold-focused property in a mining-friendly jurisdiction in the Americas. The new Primero is a mid-tier producer, with a diversified production base in proven mining districts with solid exploration potential.

Primero now has two operating mines and three development projects, with measured and indicated resources totalling nearly 5.7 million gold ounces. We expect the combined assets to produce in the range of 230,000 to 250,000 gold equivalent ounces in 2014, increasing to as much as 400,000 ounces by the end of 2016. We expect to generate significant cash flow over the next five years as we continue to deliver on our commitment to build a leading mid-tier gold producer.

BLACK FOX: A STRONG PRODUCER WITH GROWTH POTENTIAL

The Black Fox complex is located in Canada’s gold heartland, near Timmins, Ontario. An open pit and underground mine, the Black Fox mine has a processing capacity of 2,200 tonnes per day, with reserves of 760,000 ounces of gold. It shows excellent exploration potential. The mineralization is open at depth and laterally (or on strike) and it is important to note that, at other mines in the region, the average depth is approximately one kilometre deeper than Black Fox’s current depth.

GREY FOX: PROMISING EXPLORATION WITH SYNERGIES TO BLACK FOX

Located only four kilometres from the Black Fox mine and sharing its strong local mining infrastructure, the Grey Fox property will be key to the Primero development pipeline in the region. A potential open pit and underground mine, Grey Fox currently has Indicated resources of over 500,000 ounces of gold. We plan aggressive drilling of the property in 2014.

PRIMERO ANNUAL REPORT 2013  • 15

COMMITTED to Responsible Mining

In 2013, Primero made significant advances in safety and sustainability. We updated our Health & Safety, Environment and Corporate Responsibility policies to ensure best practices and initiated an internal assessment of materiality in our sustainability reporting. We also established ourselves as a multi-mine operator and will extend our policies to provide company-wide consistency in our efforts to protect the health and welfare of our people and the communities in which they live.

For the third consecutive year we were awarded the “Empresa Socialmente Responsable” (Socially Responsible Company) Award by CEMEFI (Mexican Center for Philanthropy) and the Alliance for Corporate Social Responsibility (AliaRSE). Primero has also been awarded the “Family Responsible Business” designation by the Secretary of Labor and Social Assistance.

PROTECTING OUR PEOPLE

At every Primero mine and project, we strive to protect the health, safety and welfare of our people and their communities. Our focus on safety leadership, and our “Circles of Prevention” enhanced a safety-first work culture. This contributed to improvements in our injury statistics, which were already among the best in the industry. In 2013, accident frequency declined by 25%, and the All Accident Frequency Index dropped for the sixth consecutive year.

PROTECTING THE ENVIRONMENT

In recognition of our environmental performance, the San Dimas mine was certified as a “Clean Industry” operation by the Procuraduria Federal de Proteccion al Ambiente, the Mexican Environmental Protection Agency. The mine operates its own hydroelectric plant, which provides most of its power requirements and minimizes greenhouse gas emissions, and its Environmental Management System (EMS) establishes standards and precautionary measures that reduce or eliminate environmental impacts.

SUPPORTING LOCAL COMMUNITIES

In and around the community of San Dimas, our programs in health, education and socio-economic development have been effective. We have improved medical facilities, built roads, and funded the construction of classrooms. We sponsored 69 student scholarships in 2013. The adult education program that we developed in collaboration with the Mexican government is available to employees and local residents with an interest in self-improvement. We proactively hire female workers, and help train women in heavy-duty equipment operations.

Our support for the College of Professional Technical Education (CONALEP) campus in Tayoltita won us a First Place Distinction for Practices in Education and Employment—and many CONALEP graduates are now working in the San Dimas mine.

To support the community’s economy, our policy is to preferentially employ and procure goods locally. We are active in economic development, and have helped launch many new small businesses including a greenhouse garden, bakery, laundromat, chicken farm and sewing centre.

PRIMERO ANNUAL REPORT 2013  • 17

PRIMERO Reserves & Resources
as at December 31, 2013

MINERAL RESERvES
		Tonnage	Gold	Silver	Contained	Contained	Copper	Contained
		(million	Grade	Grade	Gold	Silver	%	Copper
Classification	Property	tonnes)	(g/t)	(g/t)	(koz)	(koz)		(klbs)
Proven	San Dimas	0.924	5.6	345	166	10,256
Probable	San Dimas	3.970	5.5	307	704	39,223
Total Proven & Probable	San Dimas	4.893	5.5	315	870	49,479
Proven	Cerro del Gallo	28,200	0.71	15.1	640	13,700	8%	50,200
Probable	Cerro del Gallo	4,000	0.54	13.2	70	1,700	7%	6,200
Total Proven & Probable	Cerro del Gallo	32,219	0.7	15	712	15,335	8%	56,443
Total Proven & Probable					1,582	64,814		56,443

MINERAL RESOURCES
		Tonnage	Gold	Silver	Contained	Contained	Copper	Contained
		(million	Grade	Grade	Gold	Silver	%	Copper
Classification	Property	tonnes)	(g/t)	(g/t)	(koz)	(koz)		(klbs)
Measured	San Dimas	0.768	7.4	457	182	11,284
Indicated	San Dimas	3.514	7.2	411	814	46,429
Total Measured & Indicated	San Dimas	4,282	7.2	419	997	57,713
Measured	Cerro del Gallo	39,900	0.61	13.8	780	13,800	10%	88,800
Indicated	Cerro del Gallo	8,000	0.55	11.0	140	2,830	8%	14,600
Total Measured & Indicated	Cerro del Gallo	47,878	0.6	13.3	923	20,546	10%	103,398
Indicated	ventanas	0.155	2.5	258	12	1,286
Total Measured & Indicated					1,932	79,545		103,398
Inferred	San Dimas	7,333	4.2	310	998	72,647
Inferred	Ventanas	0.229	2.3	412	17	3,039
Total Inferred					1,015	75,686

Notes to the San Dimas Mineral Reserve Statement:

1.

Cut-off grade of 2.7 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost ofUS$104.97/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.

3.	Exchange rate assumed is 13 pesos/US$1.00.

4.

The Mineral Reserve estimates were prepared under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero and a Qualified Person for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to the San Dimas Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.

2.	A 2.0g/t AuEq cutoff grade is applied and the gold equivalent is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.

3.	A constant bulk density of 2.7 tonnes/m3 has been used.

4.

The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a Qualified Person for the purposes ofNI 43-101.

Notes to the Cerro del Gallo Mineral Reserve and Mineral Resource Statement:

1.

As reported in the technical report entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012. Qualified Persons included:

	a.	Mr. Timothy Carew, P.Geo of Reserva International LLC. (Reserva). Mr. Carew is responsible for the supervision of the preparation of this report and completed an inspection of the property on 15th of December 2009. At that time he reviewed the surface areas of the Cerro del Gallo project, drilling results, sampling and shipping procedures, geological and geotechnical logging techniques, surveying records and documentation procedures with the field geological personnel. Mr. Carew is responsible for the overall review of the geological modelling and for the estimation of resources used for the feasibility study.

b.

Mr. Thomas Dyer P.E. of Mine Development Associates (MDA). Mr. Dyer is responsible for the reserves, mine production, and mine capital and operating cost estimates. Mr. Dyer visited the property in June 2010.

2.

Refer to the technical report entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012. Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is a “qualified person” for the purposes of NI 43-101, has reviewed the Technical Report on behalf of Primero. To the best of Primero’s knowledge, information and belief, there is no new material scientific or technical information that would make the Technical Report inaccurate or misleading.

3.

Proven and probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

Notes to the ventanas Mineral Resource Statement:

1.

As reported in the technical report entitled “Technical Report on the Ventanas Epithermal Silver-Gold Property Durango State Mexico for Mala Noche Resources Corp.” (the “Technical Report”) with an effective date of January 27, 2009. The Qualified Person for the report was Ian Trinder, Associate Geologist with Howe (Canada) and qualified person for the purposes of NI 43-101.

18  •  PRIMERO ANNUAL REPORT 2013

FINANCIAL Review

Management’s Discussion & Analysis	20

Management’s Responsibility for Financial Reporting	72

Independent Auditor’s Report	73

Consolidated Statements of Operations and Comprehensive Income	74

Consolidated Statements of Financial Position	75

Consolidated Statements of Changes in Equity	76

Consolidated Statements of Cash Flows	77

Notes to the Consolidated Financial Statements	78

PRIMERO ANNUAL REPORT 2013  • 19

PRIMERO Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2014, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 12, 2014.

2013 HIGHLIGHTS

2013 was a turbulent year for precious metals mining companies. The price of gold, which had increased more than 500% during the 12 years ended in 2012, declined by 28% in 2013, the largest annual decline since 1981. Notwithstanding these market conditions, 2013 was a successful year for Primero, with gold equivalent production up 29% from 2012, resulting in a 10% increase in revenue in 2013 compared with 2012. In 2013, the Company also acquired 100% of the Cerro del Gallo project and announced the acquisition of Brigus Gold Corp. (“Brigus”), which is expected to close in March 2014, diversifying its asset portfolio and moving towards its goal to become a mid-tier producer. The specific highlights for the 2013 fourth quarter and year are:

  Produced 34,371 gold equivalent ounces 1 in the fourth quarter and 143,114 gold equivalent ounces in 2013, compared to 26,310 and 111,132 gold equivalent ounces, respectively, in 2012.

  Produced 29,097 ounces of gold in the fourth quarter and 111,983 ounces of gold in 2013, compared to 23,143 ounces and 87,900 ounces, respectively, in 2012.

  Produced 1.6 million ounces of silver in the fourth quarter and 6.05 million ounces in 2013, compared to 1.32 million ounces and 5.13 million ounces, respectively, in 2012.

  Sold 999,162 ounces of silver at spot prices in 2013 before reaching the end of the third year of the silver purchase agreement, compared to 716,229 ounces in 2012.

  Incurred total cash costs per gold equivalent ounce 2 of $660 for the fourth quarter and $599 for 2013 compared to $677 and $636, respectively, in 2012. On a by-product basis, total cash costs per gold ounce were $550 for the fourth quarter and $389 for 2013, compared to $535 and $366 per gold ounce, respectively, for 2012.

  Incurred all-in sustaining costs per ounce 3 of $1,415 for the fourth quarter and $1,077 for 2013, compared to $1,644 and $1,134 respectively in 2012.

20  •  PRIMERO ANNUAL REPORT 2013

  Earned adjusted net income 4 of $1.6 million ($0.01 per share) for the fourth quarter and $38.7 million ($0.36 per share) for 2013, compared to $4.5 million ($0.05 per share) and $41.3 million ($0.45 per share), respectively, in 2012. A significant one-time, non-cash deferred tax charge of $35.9 million in the fourth quarter of 2013, due to the introduction of a mining royalty in Mexico, resulted in net losses of $35.9 million ($0.31 per share) for the fourth quarter and $4.3 million ($0.04 per share) for 2013, compared to net income of $1.2 million ($0.01 per share) and $49.6 million ($0.54 per share), respectively, in 2012.

  Generated operating cash flows before working capital changes of $14.0 million in the fourth quarter, and $72.4 million in 2013, compared to $17.8 million and $88.8 million, respectively, in 2012.

  Acquired 100% of the Cerro del Gallo gold-silver-copper development stage project in Guanajuato, Mexico.

  Entered into a definitive agreement to acquire Brigus in December 2013, which after spinning out various exploration assets, will result in the Company owning 100% of the producing Black Fox mine and adjacent Grey Fox development project in Ontario, Canada. The acquisition is expected to close in March 2014.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2013 was based on realized prices of $1,394 per ounce of gold and $6.97 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items.Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non- GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO ANNUAL REPORT 2013  • 21

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, one gold-silver-copper project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. After the acquisition of Cerro Resources NL in May 2013 until December 30, 2013, the Company’s shares were also listed on the Australian Securities Exchange (“ASX”) under the symbol “PPM”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

With the recent addition of the Cerro del Gallo development project and the announcement of its intention to acquire Brigus, Primero is well positioned as an emerging mid-tier gold producer with a diversified production base in geo-politically stable jurisdictions. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The Cerro del Gallo project increased the Company’s reserves and resources and, assuming the Company makes a construction decision and builds the processing facilities, will deliver an additional 95,000 gold equivalent ounces per year of production. The potential acquisition of Brigus is expected to add over 100,000 gold equivalent ounces of annual production at below market average cash costs. With all these assets, Primero expects its production could grow to 400,000 gold equivalent ounces by the end of 2016. The Company also continues to consider other precious metal asset acquisitions in low risk regions of the Americas to grow this production base further.

RECENT CORPORATE DEVELOPMENTS

Agreement to acquire Brigus

On December 16, 2013, the Company announced that it had entered into an arrangement agreement whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the “Arrangement”) to create a diversified, Americas based mid-tier gold producer. Brigus’ main asset is the producingBlack Fox mine and the adjacent Grey Fox development project, located in the Timmons Gold District of Ontario, Canada. During 2013, the Black Fox mine produced 98,710 ounces of gold through a combination of underground and open pit mining. Refer to the information circular dated January 27, 2014 filed under the Company’s profile at www.sedar.com.

Under the Arrangement, the Company will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay will hold Brigus’ interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized with approximately Cdn$10 million in cash.

22  •  PRIMERO ANNUAL REPORT 2013

Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in Fortune Bay and Primero will hold the remaining 9.9% interest. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio and each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The main benefits of the transaction to the Company are:

  Adds a high quality producing gold mine in a proven and mining friendly jurisdiction

  Diversifies production with approximately 100,000 gold equivalent ounces per year, at below industry average cash costs

  Significantly increases reserves and measured and indicated resources

  Leverages Primero’s underground mining technical expertise

  Provides accretive production and cash flow, and

  Improves market profile and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside.

The proposed transaction will be completed by a court-approved plan of arrangement and will require approval by at least 662/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of Primero common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. The shareholder meetings will be held on February 27, 2014. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions.

After closing of the transaction, the Company will be required to make change of control offers for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures and Cdn$24 million senior secured term notes at 100% and 105%, respectively, of their outstanding principal amount plus accrued interest.

Acquisition of Cerro del Gallo

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the province of Guanajuato, Mexico. On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc.

Under the terms of the scheme of arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited (“Santana”). Santana assumed Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, whose shares are listed on the ASX under the symbol “SMI”. The total purchase price of Cerro was $97.8 million, which was substantially funded by the issue of 18 million Primero common shares. The consideration for the remaining 30.8% interest in the Cerro del Gallo project comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions (see “Liquidity outlook - Cerro del Gallo liquidity considerations” below).

PRIMERO ANNUAL REPORT 2013  • 23

Cerro del Gallo is an attractive long-life project that significantly increased Primero’s reserves and measured and indicated resources and will diversify the Company’s near-term production with an anticipated additional 95,000 gold equivalent ounces per year. In May 2013, the Company commenced an assessment of the alternatives for the long term development of the project. The May 2012 Definitive Feasibility Study (“DFS”) 1 on the project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in the fifth year. This assessment was completed in the fourth quarter of 2013 and concluded that no significant changes should be made to the Phase I operation as it was defined in the DFS and that further evaluation of the Phase II addition is required, particularly in light to the recent exploration success of a high grade epithermal vein system located near the main ore body. The discovery of this vein system has led management to reconsider the original Phase II scoping and to continue the regional exploration program in 2014 in order to assess the high grade mineralization around the Cerro del Gallo project. As stated in the January 13, 2014 press release, work at Cerro del Gallo will continue in 2014 on land acquisition, water drilling, permitting and engineering efforts (including mine plan optimization, process optimization to improve recovery, reduce capital and operating expenditures) in order to advance the project to a construction decision by the end of the second quarter in 2014. The Company’s 2014 budget for Cerro del Gallo is $12.9 million including $2.5 million for exploration and condemnation drilling. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program.

24  •  PRIMERO ANNUAL REPORT 2013

SELECTED ANNUAL INFORMATION

Year ended December 31,	2013	2012	2011
Key Performance Data
Tonnes of ore milled	766,930	721,264	662,612
Produced
Gold equivalent (ounces)	143,114	111,132	102,224
Gold (ounces)	111,983	87,900	79,564
Silver (million ounces)	6.05	5.13	4.60
Sold
Gold equivalent (ounces)	143,972	110,078	100,138
Gold (ounces)	112,846	87,384	77,490
Silver (million ounces)	6.17	5.02	4.63
Average realized prices
Gold ($/ounce)	$1,394	$1,662	$1,561
Silver ($/ounce)[1]	$6.97	$7.52	$7.69
Average gold London PM fix	$1,411	$1,669	$1,572
Total cash costs (per gold ounce)
Gold equivalent basis	$599	$636	$640
By-product basis	$389	$366	$384
All-in sustaining costs (per gold ounce)	$1,077	$1,134	$968

Financial Data
(In thousands of U.S. dollars except per share amounts)			(Restated)
Revenues	200,326	182,939	156,542
Earnings from mine operations	76,004	79,389	65,090
Net (loss) income	(4,250)	49,553	49,644
Adjusted net income	38,668	41,292	28,261
Basic (loss) income per share	(0.04)	0.54	0.56
Diluted (loss) income per share	(0.04)	0.54	0.54
Adjusted net income per share	0.36	0.45	0.32
Operating cash flows before working capital changes	72,396	88,808	77,591
Assets
Mining interests	636,253	496,132	486,424
Total assets	782,924	670,506	609,259
Liabilities
Long-term liabilities	76,141	47,253	52,299
Total liabilities	121,834	98,768	121,419
Equity	661,090	571,738	487,840
Weighted average shares outstanding (basic)(000’s)	108,528	91,469	88,049
Weighted average shares outstanding (diluted)(000’s)	108,904	91,635	96,562

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO ANNUAL REPORT 2013  • 25

SELECTED QUARTERLy INFORMATION

	December 31,	September 30,	June 30,	March 31,
Three Months Ended	2013	2013	2013	2013
Key Performance Data
Tonnes of ore milled	181,626	199,812	201,680	183,811
Produced
Gold equivalent (ounces)	34,371	41,998	39,089	27,656
Gold (ounces)	29,097	31,791	26,904	24,190
Silver (million ounces)	1.60	1.62	1.46	1.37
Sold:
Gold equivalent (ounces)	37,733	40,210	37,555	28,474
Gold (ounces)	32,157	30,261	25,692	24,736
Silver (million ounces)	1.69	1.58	1.42	1.48
Average realized prices
Gold ($/ounce)	$1,265	$1,338	$1,398	$1,626
Silver ($/ounce)	$4.16	$8.42	$11.66	$4.12
Total cash costs (per gold ounce)
Gold equivalent basis	$660	$516	$551	$719
By-product basis	$550	$252	$167	$589
All-in sustaining costs (per gold ounce)	$1,415	$974	$659	$1,236

Financial Data
(In thousands of U.S. dollars except per share amounts)
Revenues	47,737	53,793	52,475	46,321
Earnings from mine operations	13,745	22,960	23,593	15,706
Net (loss) income	(35,895)	10,080	4,241	17,325
Adjusted net income	1,570	10,959	17,039	9,415
Basic (loss) income per share	(0.31)	0.09	0.04	0.18
Diluted (loss) income per share	(0.31)	0.09	0.04	0.18
Adjusted net income per share	0.01	0.09	0.16	0.10
Operating cash flows before working capital changes	14,038	20,926	16,932	19,309
Assets
Mining interests	636,253	612,798	600,525	497,300
Total assets	782,924	783,883	780,316	692,015
Liabilities
Long-term liabilities	76,141	49,392	49,678	48,745
Total liabilities	121,834	87,724	95,567	101,675
Equity	661,090	696,159	684,749	590,340
Weighted average shares outstanding (basic)(000’s)	115,691	115,546	105,345	97,252
Weighted average shares outstanding (diluted)(000’s)	115,972	115,782	105,696	98,034

26  •  PRIMERO ANNUAL REPORT 2013

OUTLOOK FOR 2014

In 2014 Primero expects to increase production from San Dimas to between 155,000 and 165,000 gold equivalent ounces, up to 15% higher than 2013, due to operating at the expanded mill throughput rate of 2,500 tonnes per day (“TPD”) by the end of the first quarter.

Cash costs for 2014 are expected to be in the range of $575 to $600 per gold equivalent ounce, or between $340 and $360 per gold ounce on a by-product basis. Primero’s 2014 outlook and 2013 actual performance is summarized in the following table:

	Outlook 2014	2013 Actuals
Attributable gold equivalent production [1]
(gold equivalent ounces)	155,000-165,000	143,114
Gold production (ounces)	115,000-125,000	111,983
Silver production [5] (ounces)	6,250,000-6,500,000	6,054,360
Total cash costs [2,3] (per gold equivalent ounce)	$575 - $600	$ 599
Total cash costs [2,3] - by-product (per gold ounce)	$340 - $360	$ 389
All-in Sustaining Costs [2,3] (per gold ounce)	$950-$1,050	$ 1,077

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the U.S. dollar. Capital expenditures during 2014 are expected to be approximately $48.7 million excluding capitalized exploration costs of $18.2 million. San Dimas underground development capital and sustaining capital remain at similar levels to 2013, with approximately 69% of 2014 San Dimas capital expenditures allocated to operations and 31% to projects.

Underground development at the San Dimas mine in 2014 will again be focused in the main mining blocks (Central Block and Sinaloa Graben). In 2014 the majority of the ore is anticipated to come from the Central Block with approximately 25% from the higher-grade Sinaloa Graben block.

The Company’s 2014 $18.2 million exploration program includes 94,000 metres of drilling in near mine and regional exploration at San Dimas, regional exploration at Ventanas and near mine and regional exploration at Cerro del Gallo. The San Dimas near mine exploration program includes approximately 35,000 metres of delineation drilling, 25,000 metres of exploration drilling plus 2,500 metres of exploration drifting. The near mine exploration program will focus mainly on reserve and resource development. The 32,000 meter regional exploration program is targeting the possible extensions of the known underground veins. The majority of the delineation drilling is planned for the Roberta/Robertita and Marina 1/Marina 2 vein systems in the Central Block and the Victoria/Alexa and Elia/Aranza vein systems in the Sinaloa Graben.

The Cerro del Gallo exploration program includes approximately 10,000 metres of drilling. Approximately 80% of the 25,269 hectare San Anton property remains unexplored. Results of the 2014 exploration program are expected to be an important contributor to a Cerro del Gallo construction decision.

PRIMERO ANNUAL REPORT 2013  • 27

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the San Dimas mine for the years ended December 31, 2013 and 2012, as well as the fourth quarter 2013 and the preceding four quarters.

	Year ended December 31,		Three months ended
	2013	2012	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12
Key Performance Data
Tonnes of ore mined	792,239	731,310	205,345	198,222	207,263	181,408	199,966
Tonnes of ore milled	766,930	721,264	181,626	199,812	201,680	183,811	190,073
Average mined grade ( grams/tonne)
Gold	4.86	3.90	5.99	5.13	4.19	4.06	3.90
Silver	270	234	338	266	237	234	229
Average mill head grade
(grams/tonne)
Gold	4.67	3.90	5.17	5.08	4.25	4.20	3.90
Silver	258	234	292	265	236	242	228
Average recovery rate (%)
Gold	97%	97%	96%	97%	98%	98%	97%
Silver	95%	95%	94%	95%	96%	96%	95%
Produced
Gold equivalent (ounces)	143,114	111,132	34,371	41,998	39,089	27,656	26,310
Gold (ounces)	111,983	87,900	29,097	31,791	26,904	24,190	23,143
Silver (million ounces)	6.05	5.13	1.60	1.62	1.46	1.37	1.32
Sold
Gold equivalent (ounces)	143,972	110,078	37,733	40,210	37,555	28,474	25,416
Gold (ounces)	112,846	87,384	32,157	30,261	25,692	24,736	22,404
Silver at fixed price (million ounces)	5.17	4.30	1.69	1.18	0.82	1.48	1.25
Silver at spot (million ounces)	1.00	0.72	-	0.40	0.60	-	-
Average realized price (per ounce)
Gold	$1,394	$1,662	$1,265	$1,338	$1,398	$1,626	$1,715
Silver	$6.97	$7.52	$4.16	$8.42	$11.66	$4.12	$4.12
Total cash operating costs ($000s)	$85,739	$70,716	$22,676	$21,660	$21,530	$19,873	$17,818
Total cash costs (per gold ounce)
Gold equivalent basis	$599	$636	$660	$516	$551	$719	$677
By-product basis	$389	$366	$550	$252	$167	$589	$535
All-in sustaining costs (per ounce)	$1,077	$1,134	$1,415	$974	$659	$1,236	$1,644

28  •  PRIMERO ANNUAL REPORT 2013

The San Dimas mine produced 111,983 ounces of gold and 6.05 million ounces of silver in 2013, 27% more and 18% more, respectively, than 2012. The increase in gold production was due mainly to 6% higher throughput from 721,264 tonnes in 2012 to 766,930 tonnes in 2013, and a 20% and 10% increase, respectively, in gold and silver grade. The throughput increase was due in part to a mine and mill optimization initiative that the Company started in Q3 2012 and completed in Q1 2013. The increase in grade was due to reduced mining dilution as well as the mining of high grade pillars. The mill is currently undergoing an expansion to 2,500 TPD that is expected to be completed by the end of Q1 2014.

Quarterly production increased each quarter from Q4 2012 to Q3 2013. The decline in Q4 2013 was due to the planned mill shutdown, which began on December 21 and ended on January 7, 2014, in order to carry out maintenance, equipment tie-ins and testing of components associated with the mill expansion.

Total cash costs on a gold equivalent and by-product basis in 2013 were $599 and $389 per ounce, respectively, compared with $636 and $366 per ounce, respectively, in 2012. Operating costs were 21% ($15.0 million) higher in 2013 than 2012 and were offset by a 29% increase in gold equivalent ounces produced. Most of the increases in input costs related to labour, contractors and mine and mill maintenance. Labour costs increased by $8.6 million, including $3.2 million for social security payments as a result of registering all the workers in the federal social security system (see “ANNUAL RESULTS OF OPERATIONS - Other expense” below), $3.9 million for annual pay rate and productivity bonus increases and $0.9 million for organizational restructuring and training. Contractor costs increased by $3.9 million, including $2.7 million for long hole mining and $0.7 million for upgrading and expanding the external security force. Maintenance costs increased $1.1 million due mainly to equipment parts replacement and the higher tonnage processed.

The Company incurred all-in sustaining costs of $1,077 per gold ounce in 2013, compared with $1,134 per gold ounce in 2012. All-in sustaining costs increased to $120.6 million in 2013 from $99.6 million in 2012 due to the operating cost increases described above as well as higher sustaining capital expenditures, partly offset by $5.5 million lower corporate general and administrative costs.

The 3.5 million ounce annual threshold under the silver purchase agreement was met in early April 2013, approximately half a month before 2012. The Company sold 999,162 ounces at market prices in 2013, 40% more than 2012. The Company realizes silver spot sales in its second and third quarters, hence total cash costs per ounce and all-in sustaining cash costs are lower in these quarters than the first and fourth quarters.

PRIMERO ANNUAL REPORT 2013  • 29

ANNUAL RESULTS OF OPERATIONS

	For the year ended December 31,
(In thousands of U.S. dollars except per share amounts)	2013	2012	Change from prior year
Revenue	$200,326	$182,939	$17,387%	10
Operating expenses	(88,086)	(75,495)	(12,591)	17
Depreciation and depletion	(36,236)	(28,055)	(8,181)	29
Total cost of sales	(124,322)	(103,550)	(20,772)	20
Earnings from mine operations	76,004	79,389	(3,385)	(4)
Exploration expenses	(431)	–	(431)	100
General and administrative	(24,470)	(30,003)	5,533	(18)
Finance, foreign exchange, and other expense	(9,953)	(4,711)	(5,242)	111
Earnings before income taxes	41,150	44,675	(3,525)	(8)
Income tax (expense) recovery	(45,400)	4,878	(50,278)	(1,031)
Net (loss) income for the period	(4,250)	49,553	(53,803)	(109)
Adjusted net income for the period	38,668	41,292	(2,624)	(6)
Basic (loss) income per share	(0.04)	0.54	(0.58)	(107)
Diluted (loss) income per share	(0.04)	0.54	(0.58)	(107)
Weighted average number of common shares outstanding - basic	108,528	91,469	17,059	19
Weighted average number of common shares outstanding - diluted	108,904	91,635	17,269	19

The Company recorded a net loss of $4.3 million ($0.04 per share) in 2013 compared with net income of $49.6 million ($0.54 per share) in 2012 due mainly to recording a significant deferred tax liability related to a new Mexican mining royalty (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” below). Earnings before income taxes were $41.2 million in 2013, $3.5 million lower than 2012, (primarily due to commodity price declines), however, income tax expense of $45.4 million in 2013 (of which $43.3 million was deferred taxes) resulted in the net loss.

Adjusted net income, which primarily excludes deferred taxes resulting from the introduction of the new royalty in Mexico in 2013 and the impact of foreign exchange rate changes on deferred tax balances in both periods, was $38.7 million ($0.36 per share) for 2013, compared to $41.3 million ($0.45 per share) for 2012. Higher revenue in 2013 was offset by higher operating expenses and higher depreciation and depletion expenses, resulting in earnings from mine operations of $76.0 million in 2013, compared with $79.4 million in 2012.

Revenue

Revenue was $200.3 million in 2013, 10% higher than 2012. Revenue from gold increased 8% to $157.3 million in 2013 from $145.2 million in 2012. Gold sales increased 29% to 112,846 ounces in 2013 from 87,384 ounces in 2012, while the average realized gold price declined 16% to $1,394 per ounce in 2013 from $1,662 per ounce in 2012. Gold and other commodity prices declined significantly in 2013, mainly due to the improving global (and particularly US economy), concerns over the cessation of quantitative easing in the U.S., generally strong overall equity markets and a rising U.S. dollar.

30  •  PRIMERO ANNUAL REPORT 2013

Revenue from silver increased 14% to $43.0 million in 2013 from $37.7 million in 2012. Silver sales increased 23% to 6.17 million ounces in 2013 from 5.02 million ounces in 2012, while the average realized silver price decreased 7% to $6.97 per ounce in 2013 from $7.52 per ounce in 2012. The Company sold 5.17 million ounces at an average price of $4.14 per ounce in 2013 under the silver purchase agreement (see “Silver purchase agreement” below), compared with 4.3 million ounces at $4.10 per ounce in 2012. In addition, the Company sold 999,162 ounces of silver at an average price of $21.60 in 2013, compared with 716,229 ounces at an average price of $28.03 in 2012.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date (until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Operating expenses

Operating expenses of the San Dimas mine were $88.1 million in 2013 compared to $75.5 million in 2012 due to the increase in production, sales and costs. Gold equivalent and by-product cash costs per ounce were $599 and $389, respectively, for 2013, compared with $636 and $366, respectively, for 2012. A 21% increase in total cash operating costs was offset by a 29% increase in gold equivalent ounces in 2013, resulting in a 6% decrease in cash costs per gold equivalent ounce. Cash operating costs increased to $85.7 million in 2013 from $70.7 million in 2012 mainly due to higher labour, contractor and maintenance costs (see “REVIEW OF OPERATIONS - San Dimas mine” above for details). Operating expenses include $0.3 million and $1.2 million of share-based payments expense related to personnel at the mine for 2013 and 2012, respectively.

PRIMERO ANNUAL REPORT 2013  • 31

Depreciation and depletion expense

Depreciation and depletion expense increased by 29% in 2013 to $36.2 million from $28.1 million in 2012, which was in line with the increase in gold production. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. The San Dimas mining properties are depleted using a units-of-production basis and hence depletion increases as production increases.

General and administrative expenses

General and administrative expenses were $24.5 million in 2013, compared to $30.0 million in 2012, broken down as follows:

Year ended December 31, (In thousands of U.S. dollars)	2013	2012
Share-based payments	$6,441	$15,049
Salaries and wages	8,257	5,761
Rent and office costs	1,904	1,402
Legal, accounting, consulting, and other professional fees	3,753	4,628
Other general and administrative expenses	4,115	3,163
Total	24,470	30,003

The significantly higher share-based payments charge in 2012 was primarily due to an increase in the value of units in the Company’s phantom share unit plan as a result of a 97% increase in the price of the Company’s common shares in 2012, compared to a 27% decline in 2013. Equity values of most precious metals mining companies declined significantly during 2013 as a result of the drop in metals prices and other factors and the Company’s share price performance was superior to most of its peers and industry indices. The increase in salaries and wages was due mainly to the hiring of additional management and technical personnel in 2012 after the start of the year and in 2013. The decrease in legal, accounting, consulting, and other professional fees in 2013 was due largely to costs incurred related to the Advanced Pricing Agreement (“APA”) filing in Mexico and the reserves and resources review in 2012. Other general and administrative expenses were higher in 2013 partly due to increased spending on regulatory matters resulting from the Company’s acquisition of Cerro and ASX listing and later delisting, as well as increased travel expenses related to higher staffing levels and increased travel.

Other expense

Other expense was $8.6 million for 2013, compared to $1.8 million for 2012. The amount in 2013 includes $5.5 million in respect of social security premiums in Mexico for the period from the acquisition of the SanDimas mine in August 2010 to the end of 2012. When Primero acquired the San Dimas mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine Primero continued to provide social security benefits to its Mexican employees.

32  •  PRIMERO ANNUAL REPORT 2013

The Company was in talks with the IMSS authority for about two years before a resolution was reached in July 2013. Effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company began paying social security premiums on their behalf. In addition, the IMSS authority assessed the Company $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010, which the Company paid in August 2013. The amount that related to 2013 ($1.4 million) was charged to operating expenses and $5.5 million, being the amount that related to 2012 and earlier years, was charged to other expenses in the statement of operations.

Finance income

The Company earned finance income of $0.3 million in 2013 compared with $1.2 million in 2012. The amount in 2012 primarily comprised interest income from the Mexican tax authorities on tax refunds received. The Company’s main cash investment objective is to preserve its capital at all costs and hence cash is held in low-risk, low-interest bearing vehicles.

Finance expense

Finance expense was $0.7 million in 2013, compared to $2.9 million in 2012 due to lower debt levels. The acquisition of the San Dimas mine was funded in part by a convertible note and a promissory note issued to subsidiaries of Goldcorp. The Company settled the $30 million convertible note balance in August 2012 and the average monthly balance outstanding on the promissory note was $34 million in 2013 compared with $47million in 2012 on account of principal repayments (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $0.8 million in 2013, compared with a $0.9 million loss in 2012. The losses in 2013 and 2012 were mainly due to realized foreign exchange losses on peso-denominated liabilities as a result of the appreciation of the Mexican peso relative to the U.S. dollar during the year.

Income taxes

The Company recorded an income tax expense of $45.4 million in 2013, compared with an income tax recovery of $4.9 million in 2012. The tax expense in 2013 includes $35.9 million of deferred taxes related to the introduction of a mining royalty in Mexico. On October 31, 2013, the Mexican Congress approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The reforms included a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on gold and silver revenue. The tax reforms are effective from January 1, 2014.

Under IFRS, the 7.5% royalty is treated as an income tax subject to IAS 12 and therefore deferred taxes must be considered. On enactment, a taxable temporary difference arises, as mining assets and financial assets and liabilities have a book basis but no tax basis for purposes of the royalty. The enactment date is when all steps in the process for legislation to become law have been completed. Since the final step in enacting a tax law in Mexico is for the president to publish the law in the Official Gazette, the enactment date of the reforms was the publication date - December 11, 2013. The amount of deferred tax liability and expense related to the royalty was computed mainly as 7.5% of the book value of the San Dimas and Cerro del Gallo mining properties. This deferred tax liability will be drawn down to nil as a reduction in income tax expense over the life of the mining properties as they are depreciated/depleted.

PRIMERO ANNUAL REPORT 2013  • 33

The impact of foreign exchange on deferred tax assets and liabilities produced a deferred tax expense of $1.2 million in 2013, and deferred tax recovery of $9.8 million in 2012. These adjustments arise because the Company’s Mexican subsidiary measures its non-monetary assets and liabilities in its functional currency (the U.S. dollar) for book purposes but it computes its taxes (and, hence, the tax base of its non-monetary assets and liabilities) in pesos and under IFRS. Changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset, with an offsetting charge or credit to profit or loss. Excluding the impact of the mining royalty and foreign exchange rate changes on deferred taxes, the Company incurred an income tax expense of $8.4 million in 2013, compared with $4.9 million in 2012. A breakdown of income taxes for 2013 and 2012 and a reconciliation of actual income taxes to income taxes calculated at the statutory rate are disclosed in Note 9 of the consolidated financial statements for the year ended December 31, 2013.

THREE MONTHS ENDED DECEMBER 31, 2013 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2012

Three months ended December 31,
(In thousands of U.S. dollars except per share amounts)	2013	2012	Change from prior year
Revenue	$47,737	$43,597	$4,140%	9
Operating expenses	(23,494)	(19,328)	(4,166)	22
Depreciation and depletion	(10,498)	(6,798)	(3,700)	54
Total cost of sales	(33,992)	(26,126)	(7,866)	30
Earnings from mine operations	13,745	17,471	(3,726)	(21)
Exploration expenses	(428)	–	(428)	100
General and administrative	(7,682)	(11,064)	3,382	(31)
Finance, foreign exchange, and other expense	(1,556)	(3,726)	2,170	(58)
Earnings before income taxes	4,079	2,681	1,398	52
Income tax (expense) recovery	(39,974)	(1,436)	(38,538)	2,684
Net (loss) income for the period	(35,895)	1,245	(37,140)	(2,983)
Adjusted net income for the period	1,570	4,528	(2,958)	(65)
Basic (loss) income per share	(0.31)	0.01	(0)	(3,200)
Diluted (loss) income per share	(0.31)	0.01	(0)	(3,200)
Weighted average number of common shares outstanding - basic	115,691	93,406	22,285	24
Weighted average number of common shares outstanding - diluted	115,972	94,785	21,187	22

The Company recorded a net loss of $35.9 million ($0.31 per share) for the three months ended December31, 2013 (“Q4 2013”) compared with net income of $1.2 million ($0.01 per share) for the three months ended December 31, 2012 (“Q4 2012”), mainly due to a deferred tax expense of $35.9 million in Q4 2013 related to the recently introduced mining royalty tax in Mexico (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” above). Adjusted net income, which primarily excludes the impact of deferred taxes due to the mining royalty in Q4 2013 and foreign exchange rate changes on deferred tax balances in both periods, was $1.6 million ($0.01 per share) in Q4 2013, compared with $4.5 million ($0.05 per share) for Q4 2012. Earnings before taxes were $4.1 million in Q4 2013, compared with $2.7 million in Q4 2012 as lower earnings from mine operations in Q4 2013 were offset by lower general and administrative expenses and reduced losses due to foreign exchange and financing items. In the computation of adjusted net income, the Company recorded income tax expense of $3.4 million in Q4 2013, versus an income tax recovery of $0.4 million in Q4 2012 due mainly to higher pre-tax income in Q4 2013 and the impact of foreign exchange which increased tax expense in Q4 2013 and reduced it in Q4 2012.

34  •  PRIMERO ANNUAL REPORT 2013

Revenue

Revenue was $47.7 million in Q4 2013, 10% higher than Q4 2012. Revenue from gold increased 6% to $40.7 million in Q4 2013 from $38.4 million in Q4 2012. Gold sales increased 44% to 32,157 ounces in Q4 2013 from 22,404 ounces in Q4 2012, while the average realized gold price decreased 26% to $1,265 per ounce in Q4 2013 from $1,715 per ounce in Q4 2012. Gold and other commodity prices declined sharply in 2013, particularly in the second quarter.

Revenue from silver increased 37% to $7.1 million in Q4 2013 from $5.2 million in Q4 2012. Silver sales increased 35% to 1.69 million ounces in Q4 2013 from 1.25 million ounces in Q4 2012, while the price of silver was 1% higher in Q4 2013 at $4.16 as all the silver production in both periods was sold to Silver Wheaton Caymans under the silver purchase agreement (see “ANNUAL RESULTS OF OPERATIONS - Silver purchase agreement” above).

Operating expenses

Operating expenses of the San Dimas mine were $23.5 million in Q4 2013 compared to $19.3 million in Q4 2012. Operating expenses in Q4 2012 included $2.7 million related to the Company’s optimization project designed to operate the mill at 2,150 TPD. Excluding this amount, operating expenses increased 38% in Q4 2013, in line with the increase in sales volumes. Cash production costs per gold ounce were $660 and $550, respectively, on a gold equivalent and by-product basis for Q4 2013, compared with $677 and $535, respectively, for Q4 2012. Cash operating costs were 27% higher in Q4 2013 than Q4 2012, however, these increased cash costs were offset by a 31% increase in gold equivalent ounces produced and a 23% increase in by-product silver credits.

Depreciation and depletion expense

Depreciation and depletion expense was $10.5 million in Q4 2013 compared to $6.8 million in Q4 2012 due to the increase in production and a non-material change in estimation method for depletion. The San Dimas mining properties are depleted on a units-of-production basis and hence depletion increases as production increases.

PRIMERO ANNUAL REPORT 2013  • 35

General and administrative expenses

General and administrative expenses were $7.7 million in Q4 2013, compared to $11.1 million in Q4 2012, broken down as follows:

Three months ended December 31, (In thousands of U.S. dollars)	2013	2012
Share-based payments	$514	$6,145
Salaries and wages	3,676	1,895
Rent and office costs	609	546
Legal, accounting, consulting, and other professional fees	1,193	1,078
Other general and administrative expenses	1,690	1,400
Total	7,682	11,064

The reduction in share-based payments expense in Q4 2013 relative to Q4 2012 was due to a 17% decrease in the Company’s share price during Q4 2013, compared to a 25% increase during Q4 2012, which impacted the carrying value of units in the Company’s cash-settled Phantom Share Unit Plans (“PSUP”). The carrying value of PSUs in these plans is marked-to-market each quarter based on the Company’s share price and the resulting adjustment is credited or charged to the statement of operations over the remaining vesting period of the PSUs. The increase in salaries and wages in Q4 2013 was due mainly to new hires during 2013 and bonus accruals, which were under accrued in Q4 2012.

Other expense

Other expense was $1.9 million in Q4 2013, compared to $1.1 million in Q4 2012 due mainly to historical adjustments to the Company’s Mexican pension plan resulting from changes to the accounting rules in IAS 19

Employee Benefits.

Finance expense

Finance expense was a recovery of $0.2 million in Q4 2013, compared to $0.8 million expense in Q4 2012. The recovery in Q4 2013 mainly relates to the capitalization of interest to assets under construction, which was $0.7 million higher in Q4, 2013 than Q4 2012. In addition, the average monthly balance outstanding on the promissory note was $32 million in Q4 2013 compared with $40 million in Q4 2012 on account of principal repayments.

Foreign exchange

The Company recorded a foreign exchange gain of $0.2 million in Q4 2013, compared with a foreign exchange loss of $1.3 million in Q4 2012. The Mexican peso appreciated against the U.S. dollar in Q4 2013 and depreciated against the U.S. dollar in Q4 2012 resulting in unrealized foreign exchange gains in 2013 and losses in 2012 on peso-denominated assets net of liabilities.

Income taxes

The Company recorded an income tax expense of $40.0 million in Q4 2013, compared with $1.4 million in Q4 2012. The tax expense in Q4 2013 includes $35.9 million of deferred taxes related to the introduction of a mining royalty tax in Mexico (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” above).

36  •  PRIMERO ANNUAL REPORT 2013

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial and operating data for the last eight quarters.

(In thousands of US$ except for per		2013				2012
share amounts and operating data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	47,737	53,793	52,475	46,321	43,597	38,277	57,061	44,004
Net (loss) income	(35,895)	10,080	4,241	17,325	1,245	11,586	6,579	30,143
Basic (loss) income per share	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07	0.34
Diluted (loss) income per share	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07	0.31
Adjusted net income	1,570	10,959	17,039	9,415	4,528	2,634	15,369	18,780
Adjusted net income per share	0.01	0.09	0.16	0.10	0.05	0.03	0.17	0.21
Operating cash flow before working capital changes	14,038	20,926	16,932	19,309	17,775	16,172	35,813	20,944
Cash	110,711	125,709	130,390	141,246	139,244	133,130	125,733	86,268
Total assets	782,924	783,883	780,316	692,015	670,506	662,069	640,919	636,210
Long-term liabilities	76,141	49,392	49,678	48,745	47,253	60,676	53,745	52,196
Equity	661,090	696,159	684,749	590,340	571,738	567,683	525,848	518,867
Gold produced (ounces)	29,097	31,791	26,904	24,190	23,143	18,892	23,277	22,588
Gold equivalent ounces produced	34,371	41,998	39,089	27,656	26,310	25,582	33,598	25,793
Gold sold (ounces)	32,157	30,261	25,692	24,736	22,404	17,100	24,876	23,004
Average price realized per gold ounce	$1,265	$1,338	$1,398	$1,626	$1,715	$1,646	$1,610	$1,678
Cash cost per gold equivalent ounce	$660	$516	$551	$719	$677	$699	$525	$674
Cash cost per gold ounce, net of silver by-products	$550	$252	$167	$589	$535	$363	$44	$532
All-in sustaining costs ( per gold ounce)	$1,415	$974	$659	$1,236	$1,644	$1,240	$637	$1,041
Silver produced (million ounces)	1.60	1.62	1.46	1.37	1.32	1.14	1.36	1.32
Silver sold at fixed price (million ounces)	1.69	1.18	0.82	1.48	1.25	0.80	0.92	1.33
Silver sold at spot (million ounces)	–	0.40	0.60	–	–	0.25	0.47	–

Gold production, and accordingly sales, were higher in each of the quarters in 2013 than the quarters in 2012 mainly due to the Company’s optimization project, which was started in Q3 2012 and finished in Q1 2013, and resulted in increases in tonnes milled. In addition, gold grades were higher in each quarter of 2013 than the quarters of 2012 and silver grades were higher in 2013 except for Q2. Production was lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected given the sequencing of the mine plan and also because of power interruptions which impacted the Company’s ability to complete the planned underground development for the quarter and, resultantly, production tonnage for the same period.

PRIMERO ANNUAL REPORT 2013  • 37

Revenue was higher in each quarter of 2013 over the corresponding quarter in 2012, except for Q2. The growth in production and sales in 2013 over 2012 was partly offset by significant decreases in gold and silver prices in 2013, compared with 2012. Revenue in Q3 2013, Q2 2013, Q3 2012 and Q2 2012 included $8.4 million, $13.2 million, $6.8 million and $13.3 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs per ounce and particularly by-product cash costs per ounce, as well as all-in sustaining costs per ounce in the second and third quarters of each year.

The net loss in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” above). Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income. The decrease in adjusted net income in Q4 2013 compared with the other quarters in 2013 was due mainly to the realization of silver spot sales in Q2 and Q3 and higher realized gold prices in Q1. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q2 and Q1 2012 was due mainly to lower sales volumes and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares.

The Company’s cash balance increased each quarter in 2012, fuelled by robust and generally rising metals prices. The large increase in cash in Q2 2012 reflects the receipt of a refund of $20.1 million in taxes after the Company filed its APA ruling. Cash balances decreased in each quarter of 2013 due mainly to the decline in metals prices, coupled with higher investments both in capital expenditures at San Dimas as well as the acquisition of Cerro del Gallo and expenditures to develop the project. Cash in Q4 2013, Q1 2013 and Q1 2012 includes principal and interest payments on the promissory note of $7.1 million, $7.8 million and $9.4 million, respectively.

The significant increases in total assets and equity in Q2 2013 was due mainly to the closing of the acquisition of Cerro for a purchase price of $97.8 million, funded through the issuance of 18 million common shares.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

38  •  PRIMERO ANNUAL REPORT 2013

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Operating expenses per the consolidated financial statements ($000’s)	23,494	19,328	88,086	75,495
Share-based payment included in operating expenses ($000’s)	(106)	(360)	(344)	(1,177)
Inventory movements and adjustments ($000’s)	(712)	(1,150)	(2,003)	(3,602)
Total cash operating costs ($000’s)	22,676	17,818	85,739	70,716
Ounces of gold produced	29,097	23,143	111,983	87,900
Gold equivalent ounces of silver produced	5,274	3,167	31,131	23,232
Gold equivalent ounces produced	34,371	26,310	143,114	111,132
Total cash costs per gold equivalent ounce	$660	$677	$599	$636

Total cash operating costs ($000’s)	22,676	17,818	85,739	70,716
By-product silver credits ($000’s)	(6,672)	(5,434)	(42,199)	(38,609)
Cash costs, net of by-product credits ($000’s)	16,004	12,384	43,540	32,107
Ounces of gold produced	29,097	23,143	111,983	87,900
Total by-product cash costs per gold ounce produced	$550	$535	$389	$366

PRIMERO ANNUAL REPORT 2013  • 39

Gold equivalent ounces of silver produced are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. For the year-to-date periods, the computation is the aggregation of each quarter’s gold equivalent ounces of silver included in the year-to-date period. The computations are shown below.

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Silver ounces produced (millions) (A)	1.60	1.32	6.05	5.13
Average realized silver price (B)	$4.16	$4.12	$6.97	$7.52
Average realized gold price (C)	$1,265	$1,715	$1,394	$1,662
Gold equivalent ounces of silver (A)x(B)/(C)	5,274	3,167	31,131	23,232

The Company produces one by-product metal, being silver. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine. The fixed price approximated the cost of producing silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

40  •  PRIMERO ANNUAL REPORT 2013

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to consolidated financial statements for the three months and years ended December 31, 2013 and 2012:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Cash costs, net of by-product credits ($000’s)	16,004	12,384	43,540	32,107
Corporate general and administrative expenses
Share-based payments ($000’s)	514	6,145	6,441	15,049
Other general and administrative expenses ($000’s)	7,168	4,919	18,029	14,954
Reclamation cost accretion ($000’s)	160	182	641	726
Sustaining capital expenditures ($000’s)	17,328	14,414	51,924	36,808
All-in sustaining costs ($000’s)	41,174	38,044	120,575	99,644
Ounces of gold produced	29,097	23,143	111,983	87,900
All-in sustaining costs per gold ounce	$1,415	$1,644	$1,077	$1,134

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

PRIMERO ANNUAL REPORT 2013  • 41

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2013	2012	2013	2012
Capital expenditures per consolidated statements of cash flows	25,227	17,087	71,481	39,740
Less: San Dimas non-sustaining capital expenditures	(4,128)	(2,660)	(13,687)	(2,083)
Less: capital expenditures attributable to Cerro del Gallo and Corporate	(3,771)	(13)	(5,870)	(849)
Sustaining capital expenditures attributable to San Dimas	17,328	14,414	51,924	36,808

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared a discounted cash flow model of the estimated costs to remediate the San Dimas site at the end of the estimated mine life. Reclamation cost accretion was calculated based on a discount rate of 7.75% and estimated remediation costs of $31.3 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company.Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

42  •  PRIMERO ANNUAL REPORT 2013

The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars except per share amounts)	2013	2012	2013	2012
Net (loss) income	(35,895)	1,245	(4,250)	49,553
Loss on derivative contracts	–	750	–	226
Impact of foreign exchange on deferred income tax assets and liabilities	712	1,844	1,169	(9,822)
Liability for social security payments net of tax	–	–	3,823	–
Third party transaction costs	889	689	2,062	1,335
Deferred tax recorded on enactment of Mexican royalty tax	35,864	–	35,864	–
Adjusted net income	1,570	4,528	38,668	41,292
Adjusted net income per share	0.01	0.05	0.36	0.45
Weighted average number of common shares outstanding (basic)	115,691,337	93,406,583	108,528,425	91,469,356

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2013	2012	2013	2012
Cash provided by operating activities	25,446	28,509	69,805	114,210
Change in non-cash operating working capital	(11,408)	(10,734)	2,591	(25,402)
Operating cash flows before working capital changes	14,038	17,775	72,396	88,808

PRIMERO ANNUAL REPORT 2013  • 43

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMbER 31, 2013 COMPARED WITH YEAR ENDED DECEMBER 31, 2012

As at December 31, 2013, the Company had cash of $110.7 million (December 31, 2012 - $139.2 million), and working capital of $100.0 million (December 31, 2012 – $113.1 million).

Net cash flows for 2013 and 2012 were as follows:

year ended December 31, (In thousands of U.S. dollars)	2013	2012
Cash Flow:
Provided by operating activities	$69,805	$114,210
Used in investing activities	(83,812)	(38,548)
Used in financing activities	(12,927)	(16,542)
Effect of exchange rate changes on cash	(1,599)	(637)
Increase in cash	(28,533)	58,483
Cash, beginning of period	139,244	80,761
Cash, end of period	110,711	139,244

Operating activities
In 2013, the Company generated net cash flows from operating activities of $69.8 million, being cash flows before changes in working capital of $72.4 million and outflows for non-cash working capital of $2.6 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $112.6 million, offset by cash general and administrative costs of $18.0 million, $13.5 million in PSU payments, $6.9 million for social security premiums assessed under the Mexican social security system (most of which relates to the period before 2013) and income taxes paid of $1.3 million. The cash outflows for non-cash working capital of $2.6 million resulted primarily from an increase in trade receivables and prepaid expenses, partly offset by an increase in trade payables.

During 2012, the Company generated net cash flows from operating activities of $114.2 million, being cash flows before changes in working capital of $88.8 million and inflows from non-cash working capital of $25.4 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $108.6 million, offset by cash general and administrative costs of $14.9 million, income taxes paid of $2.0 million and $0.9 million in PSU payments. The inflows from non-cash working capital of $25.4 million resulted primarily from collecting net taxes receivable of $14.6 million after filing the APA application in October 2011, as well as an increase of $7.6 million in payables.

44  •  PRIMERO ANNUAL REPORT 2013

Investing activities
Cash flows used in investing activities were $83.8 million in 2013, compared with $38.5 million in 2012. Capital expenditures at San Dimas increased to $67.7 million in 2013 from $39.7 million in 2012, broken down as follows:

(In millions of U.S. dollars)	2013	2012
Projects
Mill expansion to 2,500 TPD	8.2	2.4
New waste pad	6.2	0.6
Expansion of hydro-electric facility	3.7	0.4
Tailings pumps	0.4	2.0
Others	2.5	2.3
Project sub-total	21.0	7.7
Sustaining capital	16.5	7.1
Mine development and raise boring	15.6	12.6
Exploration
Delineation and exploration drilling	6.8	10.6
Exploration drifting	3.9	1.7
Regional exploration	3.9	–
Exploration sub-total	14.6	12.3
	67.7	39.7

Project and sustaining capital expenditures were higher than normal in 2013 because the Company is ramping up production and requires expanded facilities and the lack of historical investment to update plant and equipment. The mill expansion, new waste pad and hydro-electric plant expansion are expected to be completed in 2014 for an aggregate incremental cost of $10.5 million.

In 2013, the Company also invested $15.1 million of cash in the acquisition of the Cerro del Gallo project and capital expenditures to develop the project as well as $1.3 million to acquire its interest in Santana (see “Recent corporate developments” above).

Interest received in 2013 was $0.3 million, compared with $1.2 million in 2012, mainly related to interest earned on tax refunds in Mexico.

Financing activities
The Company used $12.9 million of cash for financing activities in 2013, being the repayment of the third $5million installment under the promissory note and $2.1 million of interest thereon, as well as the $7.8 million excess free cash flow payment relating to the promissory note (see “Debt” below). These payments were offset by cash inflows of $1.9 million from the exercise of stock options. The Company used $16.5 million of cash for financing activities in 2012, being the repayment of the first and second $5 million installments under the promissory note and $7.2 million of interest thereon, as well as $1.9 million of interest paid on the convertible note prior to conversion (see “Debt” below). These payments were offset by cash inflows of $2.5 million in 2012 from the exercise of stock options.

PRIMERO ANNUAL REPORT 2013  • 45

THREE MONTHS ENDED DECEMBER 31, 2013 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2012

Net cash flows for Q4 2013 and Q4 2012 were as follows:

Three months ended December 31, (In thousands of U.S. dollars)	2013	2012
Cash Flow:
Provided by operating activities	$25,446	$28,509
Used in investing activities	(33,144)	(16,915)
Used in financing activities	(7,057)	(5,228)
Effect of exchange rate changes on cash	(243)	(252)
Increase in cash	(14,998)	6,114
Cash, beginning of period	125,709	133,130
Cash, end of period	110,711	139,244

Operating activities
During Q4 2013, the Company generated net cash flows from operating activities of $25.4 million, being cash flows before changes in working capital of $14.0 million and inflows from non-cash working capital of $11.4 million. The cash flows before working capital changes primarily comprised cash earnings from mine operations of $24.2 million, offset by cash general and administrative costs of $7.1 million, PSU payments of $0.6 million and income taxes paid of $0.5 million. Non-cash working capital inflows of $11.4 million mainly relate to an increase in trade and other payables and taxes payable.

During Q4 2012, the Company generated net cash flows from operating activities of $28.5 million, being cash flows before changes in working capital of $17.8 million and inflows from non-cash working capital of $10.7 million. The cash flows before working capital changes primarily comprised cash earnings from mine operations of $24.7 million, offset by cash general and administrative costs of $4.9 million and income taxes paid of $0.5 million. Non-cash working capital inflows of $10.7 million mainly relate to an increase in payables.

Investing activities
Cash flows used in investing activities were $33.1 million for Q4 2013, compared with $16.9 million for Q4 2012. Capital expenditures at San Dimas were $22.3 million in Q4 2013, up from $17.1 million in Q4 2012 due mainly to aggregate costs of $6.7 million towards the mill expansion, the new waste pad and the expansion of the hydro-electric facility. In Q4 2013, the Company also used $8 million of cash to acquire the 30.8% interest of the Cerro del Gallo project that it did not already own (see “Recent corporate developments” above).

Financing activities
The Company used $7.1 million of cash for financing activities in Q4 2013, comprising the third $5 million installment of the promissory note and $2.1 million of interest thereon (see “Debt” below). In Q4 2012, the Company used $5.2 million of cash for financing activities, comprising the second $5 million installment of the promissory note and $2.8 million of interest thereon (see “Debt” below), offset by $2.5 million of cash inflows from the exercise of stock options during the quarter.

46  •  PRIMERO ANNUAL REPORT 2013

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company repaid $30 million of the convertible note in cash in October 2011 and the balance in August 2012 through the issuance of 8,422,460 common shares.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow (as defined in the promissory note) during the year ended December 31, 2013.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

Liquidity Outlook

Management’s most important financial objective is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans, regardless of the level of precious metals prices. Gold and silver prices declined significantly during 2013; in the fourth quarter, for example, the Company realized an average price of $1,265 per ounce, $450 per ounce less than the fourth quarter of 2012. Precious metals prices have been extremely volatile recently and there is considerable uncertainty as to where they will go in the future. The Company has planned for prices to remain at current levels for the short and medium term; its budget for 2014 is based on a gold price of $1,200 per ounce. Management has developed contingency plans in the event that the gold price drops to $1,100 or lower.

PRIMERO ANNUAL REPORT 2013  • 47

As at December, 2013, the Company had cash of $110.7 million and working capital of $100.0 million. Management estimates that based on spot metal prices as at the date of this MD&A, San Dimas will generate average annual after-tax operating cash flows of approximately $90 million (including the tax reform changes discussed below). In order to provide greater financial flexibility, the Company is in the final stages of arranging a $75 million revolving line of credit, which it expects to close in Q1 2014.

San Dimas liquidity considerations

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed that the Company’s Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the five-year duration of the ruling (which expires at the end of 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

The Company expects to spend approximately $38.3 million on capital expenditures at the San Dimas mine in 2014, with approximately $14.7 million allocated underground development, $11.8 million being sustaining capital and the remainder being allocated to projects. The 2014 project capital includes completing the mill expansion to 2,500 TPD ($3.3 million), the second phase of a two-year waste rock pad project ($3.3 million) designed to support the long-term waste disposal at San Dimas and the completion of project to increase the capacity of the Company’s hydro-electric facility ($3.9 million). In addition to these expenditures, the Company plans to spend $15.7 million on capitalized exploration costs at San Dimas. After 2014, the Company expects to spend approximately $40 million per year on capital expenditures (including capitalized exploration costs) at San Dimas.

Cerro del Gallo liquidity considerations

As described under “RECENT CORPORATE DEVELOPMENTS – Acquisition of Cerro del Gallo” above, the Company now owns 100% of the Cerro del Gallo project in Mexico. The Company has budgeted $12.9 million of capital spending in 2014 on this project in order to advance the project to a construction decision. This spending is expected to be sufficient to complete all permitting required to initiate construction, land and water rights acquisition, basic engineering of the mine processing facilities, metallurgical testing and a $2.5 million exploration program, including condemnation drilling. Given the significant decline in the gold price in 2013 the Company is committed to advancing the project to a construction decision with a limited investment and will make a construction decision based on the market conditions and the return expected from the project in mid-2014.

The May 2012 Definitive Feasibility Study (“DFS”) 2 on the Cerro del Gallo project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. In March 2011, a preliminary assessment identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in year five.

2

Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

48  •  PRIMERO ANNUAL REPORT 2013

Following its acquisition of the Cerro del Gallo project, Primero commenced an assessment of the alternatives to the long term development of the project which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation (see RECENT CORPORATE DEVELOPMENTS – Acquisition of Cerro del Gallo above). This assessment was completed in Q4 2013 and concluded that the Phase I as defined in the DFS would be retained. The DFS estimated capital expenditures of $154 million for the Phase 1 heap leach. The Company is currently completing permitting, land acquisition, engineering optimization and costing studies to bring the Phase 1 project to a construction decision by the end of Q2 2014.

The Company has potential future financial commitments related to its acquisition of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct the CIL mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”). If all the contingencies are satisfied, the Company would be required to pay $32 million.

Recent Mexican tax reforms

On December 11, 2013, the Mexican President approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The tax reforms are effective starting on January 1, 2014. The reforms include a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue. In addition, the long term corporate tax rate remains at 30% rather than reduce to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. Mining companies may be able to undertake community development projects that would be allowed as credits against the royalty, however this will require extensive consultation with federal, state and municipal governments and native communities.

The impact of the tax reforms on the Company is significant and is estimated to be approximately $14 million in 2014 assuming a $1,200 per ounce gold price. Everything else being equal, the impact reduces somewhat in later years due to higher deductions for depreciation and exploration costs resulting from the elimination of accelerated deductions for these items.

PRIMERO ANNUAL REPORT 2013  • 49

Proposed acquisition of Brigus

On December 16, 2013, the Company announced that it had entered into an arrangement agreement whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (see “RECENT CORPORATE DEVELOPMENTS - Agreement to acquire Brigus” above). The acquisition is expected to be funded through the issuance of approximately 41.2 million of the Company’s common shares based on an exchange ratio of 0.175 of a Primero common share for each outstanding Brigus common share. In addition, as part of the arrangement, Primero will lend Cdn$10 million to Brigus to capitalize a new company, Fortune Bay Corp. (which will own all of Brigus’ non-Ontario asset), and Brigus will complete a reorganization prior to consummation of the arrangement, which will result in each existing Brigus shareholder receiving 0.1 of a common share of Fortune Bay, and Primero indirectly acquiring 9.9% of the common shares of Fortune Bay.

After closing of the transaction, the Company will be required to make a change of control offers for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures and Cdn$24 million senior secured term notes at 100% and 105%, respectively, of their outstanding principal plus accrued interest. Assuming the debenture holders and note holders accept the offers (which is highly likely), the Company will be required to repay the debentures and notes, plus accrued interest within 60 days of completion of the arrangement. After such repayment, Brigus’ only outstanding debt will be approximately $18 million of capital leases. The Company expects that after repayment of Brigus’ debentures and secured notes, the Brigus assets will have additional borrowing capacity, which could potentially allow the Company to increase the impending line of credit or arrange other financing.

Brigus’ principal asset is the Black Fox mine, which produced 98,710 ounces of gold during 2013. For the nine months ended September 30, 2013 (the most recent period for which Brigus has publicly released financial statements), Brigus generated $45.9 million of cash flow from operations. The Company plans to review Brigus’ operating and capital budgets with a view to expanding production and increasing cash flow from operations.

Related party transactions

At December 31, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow (as defined in the promissory note) during the year ended December 31, 2013.

On December 19, 2013, the Company paid $8 million to a subsidiary of Goldcorp to acquire its 30.8 % interest in the Cerro del Gallo project, which increased the Company’s interest to 100%. On August 7, 2012, the Company repaid the $30 million convertible note due to Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash.

50  •  PRIMERO ANNUAL REPORT 2013

During the year ended December 31, 2013, $0.9 million (2012 - $2.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2013, the Company had an amount payable of $2.8 million outstanding to DMSL (2012 - $2.3 million). As at December 31, 2013, the Company had an amount owing from Goldcorp Inc. of $nil (2012 - $0.3) .

Shares issued

On May 22, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of all issued and outstanding common shares of Cerro (see “RECENT CORPORATE DEVELOPMENTS - Acquisition of Cerro del Gallo” above). On December 16, 2013, the Company issued 41,457 common shares as consideration for awards issued under the Directors PSU plan. In addition, during the year ended December 31 2013, the Company issued 495,000 common shares upon the exercise of stock options.

During the year ended December 31, 2012, the Company issued 8,422,460 shares to Goldcorp upon the conversion of the $30 million convertible note and 523,331 shares upon the exercise of stock options

Outstanding Share Data

Shareholders’ equity as at December 31, 2013 was $661.1 million compared to $571.7 million as at December31, 2012.

Share Capital

As at December 31, 2013, the Company had 115,726,035 common shares outstanding (97,205,622 as at December 31, 2012). As at the date of this MD&A, the Company had 115,826,035 common shares outstanding.

Options

As at December 31, 2013, the Company had 7,963,990 options outstanding with a weighted average exercise price of Cdn$5.85; of these 7,773,990 were exercisable at a weighted average exercise price of $5.90. As at the date of this MD&A, the total number of options outstanding was 7,863,990, of which 7,673,990 are exercisable.

Common Share Purchase warrants

As at December 31, 2013, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

PSUs exercisable into shares

As at December 31, 2013 and the date of this MD&A, the Company had 162,118 Directors PSUs outstanding, which vest and expire between December 1, 2014, and December 31, 2015. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO ANNUAL REPORT 2013  • 51

As at December 31, 2013 and the date of this MD&A, the Company had 412,094 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between May 10, 2014, and December 31, 2016. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

The Company has made no changes to its accounting policies during the year ended December 31, 2013.

Recent pronouncements issued

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.

52  •  PRIMERO ANNUAL REPORT 2013

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounted for its investment in the entity which owns the Cerro del Gallo project as a joint operation until December 19, 2013 when it purchased the remaining 30.8% of the Cerro del Gallo project from Goldcorp Inc. The Company now consolidates 100% of the subsidiary which owns the Cerro del Gallo project.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Cerro del Gallo project is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

PRIMERO ANNUAL REPORT 2013  • 53

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. During the year ended December 31, 2013 and prior periods, the Company had one operating mine, San Dimas, which contains mineralization that is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential.

The definitions applied by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

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During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of reserves (which includes measured and indicated resources) and 75% of each of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the capitalized total mining property in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to reserves and inferred resources of the San Dimas asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the reserves, inferred resources and exploration potential of the San Dimas asset is based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate did not have a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

Values attributable to the reserves, resources and exploration potential of the San Dimas asset were originally assigned to each of these three categories of mineralization based on the Company’s purchase price allocation on the date of acquisition of the San Dimas mine. The purchase price allocation was based on a discounted cash flow analysis based on the Company’s life-of mine-plan. At least annually, the Company updates its reserve and resource statement which is used, in combination with other technical and operating data, to update its life-of-mine plan. As at December 31, 2011, the Company changed its reserve and resource estimation methodology from a polygonal approach to a geostatistical approach, which resulted in reclassifications of a portion of reserves to inferred resources and a significant amount of inferred resources to exploration potential. Amounts were reallocated to the three categories of mineralization based on the Company’s updated life-of-mine plan, which reflected the reclassifications resulting from the change in estimation methodology. Since December 31, 2011, the recognized values (before accounting for depletion) of reserves, inferred resources and exploration potential have changed due to capital expenditures incurred and transfers resulting from reserve and resource statement updates.

Prior to the change in depletion estimation methodology, the Company included 100% of the value of the San Dimas mining property in the depletion calculation. As a result of the change in depletion estimation methodology for the San Dimas mine, the Company assigned a value of $282.2 million to the depletable component as at October 1, 2013, which value is attributable to the mine’s reserves and resources, and $106.8 million to the non-depletable component as at October 1, 2013, which value is attributable to the mine’s exploration potential. The depletable component is depleted over 100% of reserves and 75% of resources for the three-months ended December 31, 2013. The non-depletable component is not depleted.

PRIMERO ANNUAL REPORT 2013  • 55

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered what portion of the Company’s inferred resources are expected to be classified as measured and indicated resources, and if economically recoverable, are expected to be included in proved and probable reserves. In completing its assessment as to which resources to include so as to best reflect the useful life of the mine, management considered resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources needed to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition, in order to determine which proportion of resources should be included in the depletion base, management considered the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

Inferred resources are established based on more limited information than measured or indicated resources and reserves. The Company has risk-weighted the inferred resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of inferred resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that inferred resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of inferred resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of inferred resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

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iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be converted into production.

Based on these factors, the Company determined for periods prior to the adoption of the component methodology discussed above to include 100% of probable reserves and 75% of each of inferred resources and exploration potential in the depletion calculation for the year ended December 31, 2012 and the nine months ended September 30, 2013. For periods following the change in depletion estimation methodology, the Company has determined to include 100% of probable reserves and 75% of inferred resources in the depletion calculation for the three months ended December 31, 2013. The Company believes that inclusion of both probable reserves and 75% of inferred resources and, where applicable, exploration potential, in the depletion calculation is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of inferred resources into reserves.

Future capital expenditures necessary to access these inferred resources have been taken into account when determining the pattern of depletion charge for these operations. These costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work.

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis that included 100% of reserves (which includes measured and indicated resources) and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset is divided into a depletable pool, attributable to reserves (which includes measured and indicated resources) and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $282.3 million and the value assigned to the non-depletable component was $106.8 million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset was depleted based on inclusion of 100% of reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of 0.6 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of 0.7 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of 0.7 million ounces of reserves and 0.6 million ounces of inferred resources.

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For the years ended December 31, 2013 and 2012, $14.3 million and $11.6 million , respectively, of development costs were included in the recognized value of mining properties of which $12.4 million and $10.0 million, respectively, were included in the depletable component. For the year ended December 31, 2013, $55.0 million of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $25.6 million (2012 - $18.9 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $65.0 million (2012 - $70.5 million).

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

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The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At December 31, 2013, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas mine, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. For the San Dimas mine, the value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

The Company depletes the San Dimas mine based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s Cash Generating Units (“CGU”) to which the individual assets are allocated. The Company currently has two CGUs, the San Dimas mine and the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. There has been no change to this policy as a result of the change in depletion estimate. The depletable and the non-depletable components of a mine together constitute one CGU. Impairment is assessed at the CGU level.

For the year ended December 31, 2013, due to the continued decline of consensus future gold and silver prices which are used to estimate the value in use, the Company performed impairment reviews of both the San Dimas mine and the Cerro del Gallo project. As a result of these reviews, the Company determined that neither property was impaired. In the future, if the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due, in the case of the San Dimas CGU, to the Mexican tax authorities changing their position with respect to their views on the appropriate price for the sale of silver under the silver purchase agreement, or in the case of either CGU to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves or mineralization expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

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Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at December 31, 2013.

PRIMERO ANNUAL REPORT 2013  • 61

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

Liability to sell silver to Silver Wheaton Caymans

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2013. At December 31, 2013, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At December 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

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Financial instruments

The Company’s financial instruments at December 31, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At December 31, 2013, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At December 31, 2013, the fair value of the promissory note was $27.3 million using a discounted future cash-flow analysis. At December 31, 2012 the fair value of the promissory note was $39.3 million.

RISkS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2013 and 2012 was as follows:

(In thousands of U.S. dollars)	2013	2012
Cash and cash equivalents	$110,711	$139,244
Trade and other receivables	4,794	3,792
Taxes receivable	10,224	5,914

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

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In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2013:

		2013			2012
December 31,	within		Over
(In thousands of U.S. dollars)	1 year	2-5 years	5 years	Total	Total
Trade and other payables and accrued liabilities	$33,958	$–	$–	$33,958	$23,645
Share based payments	5,054	3,090	–	8,144	16,864
Promissory note and interest	6,678	23,584	–	30,262	45,196
Minimum rental and operating lease payments	2,530	2,269	–	4,799	2,836
Reclamation and closure cost obligations	–	4,790	26,557	31,347	28,869
Commitment to purchase plant and equipment	6,062	–	–	6,062	3,694
	54,282	33,733	26,557	114,572	121,104

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. Substantially all of the Company’s cash balances are held with Canadian-based financial institutions.

The total operating lease expense during the year ended December 31, 2013 was $0.8 million (2012 - $0.6 million).

c)	Market risk

i.	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period, as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company’s equity is denominated in Canadian dollars and as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entity whose taxable profit or loss is denominated in a non-U.S. dollar currency. A small amount of expenses were also incurred in Australian dollars during the year ended December 31, 2013 in relation to the acquisition of Cerro. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

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During the year ended December 31, 2013, the Company recognized a loss of $0.8 million on foreign exchange (2012 - loss of $0.9 million). Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $4.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $2.7 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

ii.	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

iii.	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

Increase (decrease) in income after taxes
For the year ended December 31, (In thousands of U.S. dollars)	2013	2012
Gold prices
10% increase	$9,993	$10,166
10% decrease	(9,993)	(10,166)
Silver prices
10% increase	1,511	1,405
10% decrease	(1,511)	(1,405)

PRIMERO ANNUAL REPORT 2013  • 65

Other risks and uncertainties

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2012, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2013 and will be found under the Company’s profile at www.sedar.com.

APA ruling

In October 2012 the Company received an APA ruling on the appropriate price of silver sales under the silver purchase agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change or that the Mexican tax authorities will not change their views on the appropriate price for the sale of silver under the silver purchase agreement. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Risks related to Brigus

On December 16, 2013, the Company announced that it has entered into an arrangement agreement with Brigus whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement. The transaction will be carried out by way of a court-approved plan of arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of the Company’s common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other conditions customary in transactions of this nature. The shareholder meetings are scheduled to be held on February 27, 2014. There can be no assurance the shareholders will approve the transaction or issuance of shares or that the applicable regulatory approvals will be attained or the necessary closing conditions will be satisfied.

Assuming the Brigus acquisition is completed as planned, there can be no assurance that the assumptions underlying the acquisition will not be impacted by unanticipated changes in the business, industry or general economic conditions.

Effectiveness of internal control over financial reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

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Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures as at December 31, 2013. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OvER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

PRIMERO ANNUAL REPORT 2013  • 67

There has been no material change in internal controls of the Company during year ended December 31, 2013 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2013, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2013 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with IFRS.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward–looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine,

  the ability of the Company to complete the acquisition of Brigus,

  the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,

  the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo, actual results of reclamation activities at the San Dimas mine,

  the estimation or realization of Mineral Reserves and Resources,

  the timing and amount of estimated future production (including from properties to be acquired from Brigus), capital expenditures and costs, including forecasted cash costs (including from properties to be acquired from Brigus),

68  •  PRIMERO ANNUAL REPORT 2013

  the timing of the development of new mineral deposits,

  the Company’s requirements for additional capital and ability to complete future financings,

  future prices of precious and base metals,

  expected ore grades, recovery rates, and throughput,

  that plant, equipment or processes will operate as anticipated,

  the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,

  the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo project and projects which the Company intends to acquire from Brigus, the continuation of Mexican tax laws relative to the APA ruling,

  the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver,

  the ability of the Company to comply with environmental, safety and other regulatory requirements,

  expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,

  the completion of development or construction activities, including the construction of the Cerro del Gallo mine,

  expectations regarding currency fluctuations,

  title disputes relating to the Company’s properties,

  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo project will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO ANNUAL REPORT 2013  • 69

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete mill expansion at San Dimas, development and exploration plans; risks associated with developing the Cerro del Gallo project; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company’s stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR ,as well as the Company’s Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2014, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

70  •  PRIMERO ANNUAL REPORT 2013

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board,

Joseph F. Conway
President, CEO and Director

PRIMERO ANNUAL REPORT 2013  • 71

PRIMERO Management’s Responsibility for Financial Reporting

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Joseph F. Conway	David C. Blaiklock
President & Chief Executive Officer	Chief Financial Officer
February 12, 2014	February 12, 2014

72  •  PRIMERO ANNUAL REPORT 2013

Independent Auditor’s Report

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp, which comprise the consolidated statement of financial position as at December 31, 2013 and 2012 and the consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2013 then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting StandardsBoard, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP
Independent Registered Chartered Accountants
February 12, 2014
Vancouver, British Columbia

PRIMERO ANNUAL REPORT 2013  • 73

PRIMERO Consolidated Statements of Operations and Comprehensive Income

Years ended December 31, (In thousands of United States dollars,
except for share and per share amounts)	Notes	2013	2012
Revenue	6	$200,326	$182,939
Operating expenses	7, 8	(88,086)	(75,495)
Depreciation and depletion	12	(36,236)	(28,055)
Total cost of sales		(124,322)	(103,550)
Earnings from mine operations		76,004	79,389
Exploration expenses		(431)	–
General and administrative expenses	7	(24,470)	(30,003)
Earnings from operations		51,103	49,386
Other expense	8	(8,590)	(1,842)
Foreign exchange loss		(798)	(948)
Finance income		296	1,192
Finance expense	13 (b)	(674)	(2,887)
Share of equity-accounted results	4	(187)	–
Loss on derivative contracts		–	(226)
Earnings before income taxes		41,150	44,675
Income tax (expense) recovery	9	(45,400)	4,878
Net (loss) income for the year		(4,250)	49,553
Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		(3,580)	386
Total comprehensive (loss) income for the year		(7,830)	49,939
Basic (loss) income per share		(0.04)	0.54
Diluted (loss) income per share		(0.04)	0.54
Weighted average number of common shares outstanding
Basic	10	108,528,425	91,469,356
Diluted	10	108,903,821	91,635,428

See accompanying notes to the consolidated financial statements.

74  •  PRIMERO ANNUAL REPORT 2013

PRIMERO Consolidated Statements of Financial Position

December 31,
(In thousands of United States dollars)	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$110,711	$139,244
Trade and other receivables		4,794	3,792
Taxes receivable	9	10,224	5,914
Prepaid expenses		7,729	4,607
Inventories	11	12,171	11,044
Total current assets		145,629	164,601
Non-current assets
Mining interests	12	636,253	496,132
Equity investment	4	1,042	–
Deferred tax asset	9 (b)	–	9,773
Total assets		782,924	670,506
LIABILITIES
Current liabilities
Trade and other payables	15 (e) (i), (ii)	33,958	36,520
Taxes payable	9	6,735	2,209
Current portion of long-term debt	13 (a)	5,000	12,786
Total current liabilities		45,693	51,515
Non-current liabilities
Taxes payable	9	8,456	6,055
Deferred tax liability	9 (b)	29,762	–
Decommissioning liability	14	8,730	8,283
Long-term debt	13 (a)	22,214	27,214
Other long-term liabilities	15 (e) (i), (ii)	6,979	5,701
Total liabilities		121,834	98,768
EQUITY
Share capital	15 (a) (b)	553,518	456,734
Warrant reserve	15 (d)	34,237	34,237
Share-based payment reserve	15 (c), (e) (iii)	15,518	15,120
Foreign currency translation reserve		(4,644)	(1,064)
Retained earnings		62,461	66,711
Total equity		661,090	571,738
Total liabilities and equity		782,924	670,506

Commitments and contingencies (Note 21)
Approved on behalf of the Board of Directors

Joseph F. Conway, Director	Michael E. Riley, Director
February 12, 2014	February 12, 2014

See accompanying notes to the consolidated financial statements.

PRIMERO ANNUAL REPORT 2013  • 75

PRIMERO Consolidated Statements of Changes in Equity

						Foreign
					Share-based	currency		Retained
(In thousands of United States dollars,		Share capital		warrants	payment	translation		Earnings/	Total
except for number of common shares)	Notes	Shares	Amount	reserve	reserve	reserve		(Deficit)	Equity
Balance, January 1, 2012
(as restated)		88,259,831	$423,250	$34,237	$14,645	$(1,450	) $	17,158	$487,840
Shares issued for
Conversion of Debt	13 (a)	8,422,460	30,000	–	–	–		–	30,000
Exercise of stock options	15 (c)	523,331	3,484	–	(952)	–		–	2,532
Foreign currency translation		–	–	–	–	386		–	386
Share-based payment	15 (c)	–	–	–	1,427	–		–	1,427
Net income		–	–	–	–	–		49,553	49,553
Balance, December 31, 2012		97,205,622	456,734	34,237	15,120	(1,064)		66,711	571,738
Shares issued for
Acquisition of Cerro Resources NL	4	17,983,956	93,337	–	759	–		–	94,096
Exercise of stock options	15 (c)	495,000	3,232	–	(1,316)	–		–	1,916
Exercise of PSUs	15 (e) (ii)	41,457	215	–	–	–		–	215
Foreign currency translation		–	–	–	–	(3,580)		–	(3,580)
Share-based payment	15 (c),(e)(iii)	–	–	–	955	–		–	955
Net (loss) income		–	–	–	–	–		(4,250)	(4,250)
Balance, December 31, 2013		115,726,035	553,518	34,237	15,518	(4,644)		62,461	661,090

Total comprehensive loss was $7,830 for the year ended December 31, 2013 (December 31, 2012 - income of $49,939). See accompanying notes to the consolidated financial statements.

76  •  PRIMERO ANNUAL REPORT 2013

PRIMERO Consolidated Statements of Cash Flows

Years ended December 31,
(In thousands of United States dollars)	Notes	2013	2012
Operating activities
Earnings before income taxes		41,150	44,675
Adjustments for:
Depreciation and depletion	12	36,236	28,055
Changes to decommissioning liability		(199)	(161)
Share-based payments - Stock Option plan	15 (c)	200	1,533
Share-based payments - Phantom Share Unit plan	15 (e)	6,585	14,700
Payments made under the Phantom Share Unit Plan	15 (e)	(13,481)	(877)
Unrealized loss on equity accounted investment		187	–
Cash paid for derivative contracts (net of sales proceeds)		–	(23)
Loss on derivative asset		–	226
Loss on disposal of assets		269	811
Unrealized foreign exchange loss		2,414	175
Taxes paid		(1,343)	(2,001)
Other adjustments
Finance income (disclosed in investing activities)		(296)	(1,192)
Finance expense		674	2,887
		72,396	88,808
Changes in non-cash working capital	16	(2,591)	25,402
Cash provided by operating activities		69,805	114,210
Investing activities
Equity investment in Santana Minerals Limited		(1,254)	–
Expenditures on mining interests	12	(71,481)	(39,740)
Acquisition of Cerro Resources NL	4	(3,373)	–
Acquisition of remaining interest in Cerro del Gallo project		(8,000)	–
Interest received		296	1,192
Cash used in investing activities		(83,812)	(38,548)
Financing activities
Repayment of debt	13 (a)	(12,786)	(10,050)
Proceeds on exercise of options	15 (c)	1,916	2,532
Interest paid	13 (a)	(2,057)	(9,024)
Cash used in financing activities		(12,927)	(16,542)
Effect of foreign exchange rate changes on cash		(1,599)	(637)
(Decrease) Increase in cash		(28,533)	58,483
Cash, beginning of year		139,244	80,761
Cash, end of year		110,711	139,244

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

PRIMERO ANNUAL REPORT 2013  • 77

PRIMERO Notes to the Consolidated Financial Statements
December 31, 2013 (Amounts in thousands of United States dollars unless otherwise stated)

NOTE 1      NATURE OF OPERATIONS

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico. In addition, the Company has announced the acquisition of Brigus Gold Corp (“Brigus”), which has an operating mine in Ontario, Canada and is expected to close in the first quarter of 2014 (Note 22).

NOTE 2      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were approved by the Company’s Board of Directors on February 12, 2014.

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis other than the phantom share units which are accounted for at fair value with changes in fair value being included in the statement of operations and comprehensive income.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas mine, Cerro Resources NL (“Cerro”), which indirectly owns the Cerro del Gallo project, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l.

78  •  PRIMERO ANNUAL REPORT 2013

b)	Functional and presentation currency

The functional currency of Primero Empresa Minera, S.A. de C.V, Silver Trading, and certain subsidiaries of Cerro is the U.S. dollar. The functional currency of the other subsidiaries of Cerro is the Australian dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the statement of financial position date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined. The resulting foreign exchange gains and losses are included in the determination of earnings.

Statement of operations items denominated in currencies other than the presentation currency are translated at the period average exchange rates. With the exception of foreign exchange differences on an intercompany loan between Primero Mining Luxembourg S.a.r.l. and Primero Empresa, S.A. de C.V., for which exchange differences are recorded in other comprehensive income (“OCI”), the resulting foreign exchange gains and losses are included in the determination of earnings.

The presentation currency of the Company is the U.S. dollar. The results of the Canadian parent company and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI; there is no tax impact of this translation. The amounts in OCI are not expected to be reclassified to the statement of operations and comprehensive income in future.

c)	Investment in associates

The Company has one associate. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions. The Company accounts for its investments in associates using the equity method.Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

PRIMERO ANNUAL REPORT 2013  • 79

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value-in-use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources, exploration potential and other assets that are able to be valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. This goodwill is not amortized, and is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations and comprehensive income.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the statement of financial position.

e)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

i.	the significant risks and rewards of ownership have been transferred to the buyer;

ii.	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

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iii.	the amount of revenue can be measured reliably;

iv.	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured; and

v.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of transfer of title. Sales prices are fixed based on the terms of the contract or at spot prices.

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

g)	Inventories

Finished goods (gold and silver in doré), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form. Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Production costs are capitalized and included in the work-in-process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and expensed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

i.	Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is stated at cost less any impairment in value and is not depreciated.

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ii.	Exploration and evaluation expenditures

Exploration and evaluation expenditure is charged to the statement of operations and comprehensive income unless both of the following conditions are met, in which case it is deferred under “mining interests”:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and

•

substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administrative expenditures relating to exploration and evaluation activities are capitalized where they can be directly attributed to the site undergoing exploration and evaluation.

iii.	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the statement of financial position as incurred.

Mine development costs incurred to maintain current production are included in the statement of operations and comprehensive income. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

The Company reviews and evaluates its mining properties for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated (the Company currently has two CGUs, the San Dimas mine and the Cerro del Gallo project). These budgets and forecasts cover the life of the mine.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

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Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations and comprehensive income.

iv.	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income in the period in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

v.	Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

vi.	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases: Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component. For the years ended December 31, 2013 and 2012, the Company had one operating mine, the San Dimas mine, and therefore all of the depletion in the years ended December 31, 2013 and 2012 relates to the San Dimas mine.

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Mineralization at the San Dimas mine is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential. The definitions applied by the Company to these categories of mineralization are as follows:

a)

Proven and probable mineral reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of probable reserves and 75% of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the total mining property capitalized in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves (which includes measured and indicated resources) and inferred resources of the San Dimas asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the proven and probable reserves, inferred resources and exploration potential of the San Dimas asset are based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate has not had a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

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Each year, coincident with the updated reserve and resource estimates and preparation of the updated life-of-mine plan, the Company expects that a portion of inferred resources will be transferred to reserves and a portion of exploration potential will be transferred to inferred resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the percentage of resources to include in the depletion base of the depletable component, management considers which of the Company’s inferred resources are believed to eventually be classified as measured and indicated resources, and if economically recoverable, will be included in proven and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

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The Company capitalizes certain development costs to mining properties. Development costs generally comprise expenditures for drifts to access resources and exploration potential and costs to construct raises and ramps. Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Due to the fact that the economic assumptions used to estimate the reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and reserves may change from year to year. Changes in the reserve and the inferred resource base used in the life-of-mine plan may affect the calculation of depletion and such changes are recognized prospectively.

Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Mining properties and leases are based on estimated life of reserves and a portion of mineralization expected to be classified as reserves on a units-of-production basis.

Plant and buildings	8 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 years

vii.	Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations and comprehensive income.

i)	Provisions General

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance expense in the statement of operations and comprehensive income.

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Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

j)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income on a straight-line basis over the lease term.

k)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income except to the extent they relate to items recognized directly in equity or in other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

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Current income tax is the expected cash tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations and comprehensive income due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the statements of operations and comprehensive income.

The Company recognizes uncertain tax positions in its financial statements when it is considered more likely than not that the tax position shall be sustained.

l)	Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

m)	Share–based payments

i.	Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

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No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

ii.	Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Black-Scholes option pricing model (with any changes in fair value recognized in the statement of operations and comprehensive income). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income.

iii.	Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom ShareUnit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

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n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of operations and comprehensive income. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other financial liabilities, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are measured as FVTPL are recognized in the statement of operations and comprehensive income immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income.

Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The rights to receive cash flows from the asset have expired, or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of it, the asset is recognised to the extent of the Company’s continuing involvement in it. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

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Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

o)	Segmented reporting

The Company operates in one geographic area. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has two reportable segments: the San Dimas mine (which currently includes the Ventanas property) and the Cerro del Gallo project.

p)	Measurement uncertainties

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

i.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

ii.	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are divided into a depletable and non- depletable pool; the depletable pool is depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources (Note 2 (h)). The Company includes a portion of resources in its depletion base where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

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iii.	Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

iv.	Impairment charges

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations.

v.	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

vi.	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

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vii.	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

viii.	The fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

ix.	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share- based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i.	Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine (see Notes 5 and 9 (b)). Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

PRIMERO ANNUAL REPORT 2013  • 93

ii.	Liability to sell silver to Silver Wheaton Caymans

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans (Note 5) net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

iii.	Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

iv.	Asset acquisitions

The Company has determined that the acquisition of Cerro (Note 4) was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

v.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

NOTE 3      CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS ISSUED

Changes in accounting policies

The Company has made no changes to its accounting policies during the year ended December 31, 2013.

Recent pronouncements issued

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.

94  •  PRIMERO ANNUAL REPORT 2013

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounted for its investment in the entity which owns the Cerro del Gallo project as a joint operation until December 19, 2013 when it purchased the remaining 30.8% of the Cerro del Gallo project from Goldcorp Inc. The Company now consolidates 100% of the subsidiary which owns the Cerro del Gallo project (Note 4).

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Cerro del Gallo project is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

PRIMERO ANNUAL REPORT 2013  • 95

NOTE 4      ACQUISITION OF CERRO RESOURCES NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the “Arrangement”) under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited (“Santana”). Santana assumed Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held by the Company as an equity accounted investment. It has been determined significant influence exists due to Primero’s 25% representation on the Santana Board of Directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations, and therefore it accounted for the acquisition as an asset acquisition rather than a business combination.

On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc. The consideration comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The First, Second, Third and Fourth Contingent Payments are considered to be contingent liabilities. These contingent liabilities have not been included in the purchase consideration as at December 31, 2013, and shall only be recognized if and when the contingency in question is satisfied. The purchase price of the 30.8% interest in the Cerro del Gallo project is considered to be $8 million prior to any of the contingencies being satisfied. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations at the date of purchasing the remaining 30.8% and therefore it also accounted for the acquisition as an asset acquisition rather than a business combination.

96  •  PRIMERO ANNUAL REPORT 2013

The following table summarizes the fair value of the consideration transferred to Cerro shareholders and Goldcorp Inc. for the respective purchase of 69.2% and 30.8% of the Cerro del Gallo project, including transaction costs and the amounts of identified assets acquired and liabilities assumed:

(In thousands of U.S. dollars)	Purchase of 69.2%	Purchase of 30.8%
Purchase price
Shares	$93,337	$–
Stock options	759	–
Cash	2,782	8,000
Transaction costs	890	–
	97,768	8,000
Net assets acquired:
Cash	$300	$77
Working capital and other	(2,794)	547
Property and equipment	410	239
Mineral property	99,852	7,137
	97,768	8,000

NOTE 5      SILVER PURCHASE AGREEMENT

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (p)).

PRIMERO ANNUAL REPORT 2013  • 97

NOTE 6      REVENUE

Revenue comprises the following sales:

(In thousands of U.S. dollars)	2013	2012
Gold	$157,304	$145,224
Silver (Note 5)	43,022	37,715
	200,326	182,939

As described in Note 5, for the first four years post-acquisition of the San Dimas mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The Company sold 999,162 ounces of silver at market prices during the year ended December 31, 2013 (2012 – 716,229).

NOTE 7      GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise the following:

(In thousands of U.S. dollars)	2013	2012
Share-based payment	6,441	15,049
Salaries and wages	8,257	5,761
Rent and office costs	1,904	1,402
Legal, accounting, consulting, and other professional fees	3,753	4,628
Other general and administrative expenses	4,115	3,163
Total	24,470	30,003

An additional $0.3 million of share-based compensation is included in operating expenses for the year ended December 31, 2013 (2012 - $1.2 million).

NOTE 8      OTHER EXPENSE

When Primero acquired the San Dimas mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

98  •  PRIMERO ANNUAL REPORT 2013

The Company was in talks with the IMSS authority for approximately two years and the change in the Mexican federal government brought matters to a conclusion. The outcome was that effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company is paying social security premiums on their behalf. In addition, the IMSS authority assessed the Company $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010, which the Company paid in August 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to other expenses in the statement of operations.

NOTE 9      INCOME TAXES

a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

(In thousands of U.S. dollars)	2013	2012
Earnings before income taxes	$41,150	$44,675
Canadian federal and provincial income tax rate	25.75%	25.00%
Expected income tax expense	(10,596)	(11,169)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(1,695)	(2,062)
Share-based payments	(18)	(407)
Additional deductible expenses	10,497	13,778
Impact of foreign exchange	331	2,554
Impact of foreign exchange on deferred income tax assets and liabilities	(1,169)	9,822
Impact of Mexican inflation on tax values	1,757	1,531
Withholding taxes on intercompany interest	(4,750)	(4,947)
Recovery of Luxembourg taxes	–	1,473
Royalty taxes in Mexico	(35,864)	–
Benefit of tax losses (not recognized)	(3,893)	(5,695)
Income tax (expense) recovery	(45,400)	4,878
Income tax expense is represented by:
Current tax (expense) recovery	(2,063)	660
Deferred tax (expense) recovery	(43,337)	4,218
Income tax (expense) recovery	(45,400)	4,878

PRIMERO ANNUAL REPORT 2013  • 99

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as follows: Taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as mining assets and financial assets/liabilities have a book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $35.9 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated.

The Company’s overall Canadian statutory tax rate increased from 25% in 2012 to 25.75% in 2013. There is no taxation related to the other comprehensive income balance recorded by the Company.

b)	The significant components of the Company’s deferred tax liabilities and assets are as follows:

December 31, (In thousands of U.S. dollars)	2013	2012
Non-capital losses and other future deductions	$12,913	$13,847
Decommissioning liability to be recovered	1,351	904
Other	17,642	4,464
Deferred tax assets	31,906	19,215
Mineral property, plant and equipment	(61,668)	(9,442)
Deferred tax liabilities	(61,668)	(9,442)
Net deferred tax (liability) asset	(29,762)	9,773

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax asset of $31.9 million, $7.5 million is expected to be recovered within twelve months of the statement of financial position date and the remainder after twelve months of the financial position date. Of the Company’s total deferred tax liability of $61.7 million, $3.9 million is expected to be paid within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date. The Company has total unused tax losses of $87.7 million that are available without restriction of use to carry forward against future taxable income of the entities in which the losses arose, however, $44.7 million of these losses (of which $4.4 million expire in 2020, 2021, and 2022 and $40.3 million expire in 2030, 2032, and 2033) relate to entities that have a history of losses, and may not be used to offset taxes in other entities. The majority of the remainder of the losses expire in 2021.

100  •  PRIMERO ANNUAL REPORT 2013

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

December 31, (In thousands of U.S. dollars)	2013	2012
Non-capital losses	$50,825	$17,323
Capital losses	3,563	3,064
Share issuance costs	2,987	6,511
Accrued liabilities and other	8,150	14,945
Special mining duties	8,339	–
	73,864	41,843

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2013 is $19.8 million.

On October 17, 2011 the Company’s Mexican subsidiary filed an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company’s Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

NOTE 10    INCOME PER SHARE (EPS)

Basic income per share amounts are calculated by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

(In thousands of U.S. dollars except per share amounts)	2013	2012
Net (loss) income attributable to shareholders (basic)	(4,250)	49,553
Net (loss) income attributable to shareholders (diluted)	(4,250)	49,553
Weighted average number of shares (basic)	108,528,425	91,469,356
Weighted average number of shares (diluted)	108,903,821	91,635,428
basic (loss) income per share ($s)	(0.04)	0.54
Diluted (loss) income per share ($s)	(0.04)	0.54

PRIMERO ANNUAL REPORT 2013  • 101

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	2013	2012
Weighted average number of ordinary shares – basic	108,528,425	91,469,356
Potentially dilutive options (i)	375,396	166,072
Weighted average number of ordinary shares – diluted	108,903,821	91,635,428

i.	Calculated using the treasury buy-back method

For the years ended December 31, 2013 and 2012, certain of the outstanding stock options had a dilutive effect, which had a minor impact on basic income per share. The following table lists the equity securities whose exercise price exceeded the Company’s average market price in the period, and therefore were anti-dilutive in nature:

	2013	2012
Stock options	5,745,240	7,144,490
Warrants	20,800,000	20,800,000

On January 29, 2014, the Company issued 100,000 common shares upon the exercise of stock options. This was the only transaction involving shares or potential shares between the reporting date and the date of completion of these financial statements.

NOTE 11     INVENTORIES

(In thousands of U.S. dollars)	2013	2012
Supplies	$4,981	$4,929
Finished goods	1,297	3,759
Work-in-progress	5,893	2,356
	12,171	11,044

The total amount of inventory expensed during the year was $120.3 million (2012 - $97.1 million). No inventory is carried at fair value less costs to sell.

Substantially all inventory is expected to be recovered within 12 months of the statement of financial position date.

102  •  PRIMERO ANNUAL REPORT 2013

NOTE 12     MINING INTERESTS

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,
	properties	evaluation	Land and	equipment	Construction	Computer
(In thousands of U.S. dollars)	and leases	assets	buildings	and vehicles	in progress	equipment	Total
Cost
At January 1, 2012	$416,465	$–	$50,562	$53,416	$2,408	$1,637	$524,488
Additions	–	13,537	167	4,028	23,022	278	41,032
Reclassifications and adjustments	26,569	(13,537)	577	1,868	(17,131)	–	(1,654)
Assets written off	–	–	(100)	(909)	–	(6)	(1,015)
At December 31, 2012	443,034	–	51,206	58,403	8,299	1,909	562,851
Additions	122,188	–	2,015	10,219	42,084	692	177,198
Reclassifications and adjustments	1 5,461	–	2,262	2,694	(20,417)	–	–
Assets written off	–	–	(69)	(402)	–	(5)	(476)
At December 31, 2013	580,683	–	55,414	70,914	29,966	2,596	739,573
Depreciation and depletion
At January 1, 2012	26,364	–	2,871	8,408	–	421	38,064
Depreciation and depletion charged for the year	18,865	–	2,283	7,303	–	408	28,859
Accumulated depreciation on assets written off	–	–	(10)	(191)	–	(3)	(204)
At December 31, 2012	45,229	–	5,144	15,520	–	826	66,719
Depreciation and depletion charged for the year	25,575	–	2,308	8,283	–	642	36,808
Accumulated depreciation on assets written off	–	–	(10)	(192)	–	(5)	(207)
At December 31, 2013	70,804	–	7,442	23,611	–	1,463	103,320
Carrying amount
At December 31, 2012	397,805	–	46,062	42,883	8,299	1,083	496,132
At December 31, 2013	509,879	–	47,972	47,303	29,966	1,133	636,253

All property and assets related to the San Dimas mine are pledged as security for the Company’s obligations under the silver purchase agreement and the promissory note entered into upon the acquisition of the San Dimas mine (Notes 5 and 13). In addition, the Cerro del Gallo project is pledged as security for the Company’s obligations under the promissory note (Note 13).

PRIMERO ANNUAL REPORT 2013  • 103

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis that included 100% of reserves (which includes measured and indicated resources) and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset is divided into a depletable pool, attributable to reserves (which includes measured and indicated resources) and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $282.3 million and the value assigned to the non-depletable component was $106.8 million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset was depleted based on inclusion of 100% of reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of 0.6 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of 0.7 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of 0.7 million ounces of reserves and 0.6 million ounces of inferred resources.

For the years ended December 31, 2013 and 2012, $14.3 million and $11.6 million , respectively, of development costs were included in the recognized value of mining properties of which $12.4 million and $10.0 million, respectively, were included in the depletable component. For the year ended December 31, 2013, $55.0 million of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $25.6 million (2012 - $18.9 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $65.0 million (2012 - $70.5 million).

The basis for calculating the depletion expense is described in Note 2, “Significant accounting policies”.

Additionally, $0.6 million of depletion cost was included in the inventories balance at December 31, 2013 (2012 - $0.8 million). Borrowing costs of $2.1 million were capitalized during 2013 (2012 - $1.3 million) at a weighted average borrowing rate of 6% (2012 – 4.7%) . Included within mining properties for the year ended December 31, 2013 is a $0.1 million reduction of the decommissioning liability (2012 - $1.7 million reduction).

104  •  PRIMERO ANNUAL REPORT 2013

NOTE 13 CURRENT AND LONG-TERM DEbT

a)	December 31, (In thousands of U.S. dollars)	2013	2012
	Promissory note	$27,214	$40,000
	Total	27,214	40,000
	Less: Current portion of debt	(5,000)	(12,786)
	Long-term debt	22,214	27,214

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company repaid $30 million of the convertible note in cash in October 2011 and the balance in August 2012 through the issuance of 8,422,460 Primero common shares.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow during the year ended December 31, 2013.

b)	Finance expense

Finance expense comprised the following:

(In thousands of U.S. dollars)	2013	2012
Interest and accretion on convertible note	$–	$572
Interest on promissory note	2,057	2,787
Capitalization of borrowing costs	(2,140)	(1,287)
Accretion on decommissioning liability	642	726
Other	115	89
	674	2,887

PRIMERO ANNUAL REPORT 2013  • 105

NOTE 14     DECOMMISSIONING LIABILITY

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was $31.3 million at December 31, 2013 (2012 - $28.9 million) and the present value of the obligation was estimated at $8.7 million (2012 - $8.3 million), calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, management has assumed is in 22 years (2012 – 23 years). The discount rate of 7.75% used by the Company in 2013 and 2012 is based on prevailing risk-free pre-tax rates in Mexico for periods of time which coincide with the period over which the decommissioning costs are discounted.

(In thousands of U.S. dollars)
Decommissioning liability – January 1, 2012	$9,373
Change in estimate of mine life	(1,654)
Accretion expense	726
Reclamation expenditures	(162)
Decommissioning liability – December 31, 2012	8,283
Change in inflation rate	(145)
Accretion expense	642
Reclamation expenditures	(50)
Decommissioning liability – December 31, 2013	8,730

NOTE 15     SHARE CAPITAL

a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2013	2012
Common shares issued and fully paid
At January 1	97,205,622	88,259,831
Issued during period (Note 15 (b))	18,520,413	8,945,791
At December 31	115,726,035	97,205,622

b)	Common shares issuance

Share capital is recorded in the share capital reserve within Equity in the consolidated statement of financial position.

	i.	On May 22, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of all issued and outstanding common shares of Cerro (Note 4).

	ii.	On December 16, 2013, the Company issued 41,457 common shares as consideration for awards issued under the Directors PSU plan (Note 15 (e) (ii)).

	iii.	During the year ended December 31 2013, the Company issued 495,000 common shares upon the exercise of stock options.

106  •  PRIMERO ANNUAL REPORT 2013

iv.	On August 7, 2012 the Company issued 8,422,460 common shares to Goldcorp Inc. upon the conversion of the remaining $30 million of the Convertible Note (Note 13 (a)).

v.	During the year ended December 31, 2012 the Company issued 523,331 common shares upon the exercise of stock options.

c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at December 31, 2013, the following stock options were outstanding and exercisable:

		Outstanding			Exercisable
	Number	Exercise	Remaining	Number	Exercise	Remaining
	of options	price	contractual	of options	price	contractual
Expiry date	outstanding	Cdn$	life (years)	exercisable	Cdn$	life (years)
July 9, 2014	10,000	2.70	0.4	10,000	2.70	0.4
September 8, 2014	28,750	5.22	0.7	28,750	5.22	0.7
November 14, 2014	34,500	8.70	0.8	34,500	8.70	0.8
December 3, 2014	46,000	8.70	1.0	46,000	8.70	1.0
December 31, 2014	155,250	7.39	1.0	155,250	7.39	1.0
August 6, 2015	4,609,490	6.00	1.5	4,609,490	6.00	1.5
August 25, 2015	1,645,000	5.26	1.6	1,645,000	5.26	1.6
November 3, 2015	230,000	7.53	1.8	230,000	7.53	1.8
November 3, 2015	230,000	8.70	1.8	230,000	8.70	1.8
November 12, 2015	380,000	6.43	1.8	380,000	6.43	1.8
November 8, 2016	300,000	3.47	2.8	200,000	3.47	2.8
March 31, 2017	75,000	2.60	3.2	25,000	2.60	3.2
November 12, 2017	60,000	6.74	3.7	20,000	6.74	3.7
July 9, 2019	160,000	2.70	5.4	160,000	2.70	5.4
	7,963,990	5.85	1.8	7,773,990	5.90	1.7

PRIMERO ANNUAL REPORT 2013  • 107

The following is a continuity schedule of the options outstanding for the year:

		weighted
	Number of	average exercise
	options	price Cdn$
Outstanding at January 1, 2012	8,574,490	5.54
Exercised	(523,331)	5.12
Granted	135,000	4.44
Cancelled	(35,000)	4.20
Forfeited	(346,669)	5.21
Outstanding at December 31, 2012	7,804,490	5.57
Granted	866,525	7.92
Exercised	(495,000)	4.38
Cancelled	(70,000)	6.43
Expired	(142,025)	7.99
Outstanding at December 31, 2013	7,963,990	5.85

The weighted average share price on the date options were exercised during 2013 was Cdn$5.90 (2012 – Cdn $6.31) .

The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Arrangement (Note 4). The fair value of options granted was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				weighted
		expected				average
	Number of	life of options	Exercise	Risk free	volatility	black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
May 22, 2013	96,025	0.3	8.70	1.03	49	0.03
May 22, 2013	46,000	0.5	6.52	1.03	44	0.33
May 22, 2013	28,750	1.3	5.22	1.03	54	1.39
May 22, 2013	34,500	1.5	8.70	1.03	54	0.62
May 22, 2013	46,000	1.5	8.70	1.03	54	0.64
May 22, 2013	155,250	1.6	7.39	1.03	54	0.90
May 22, 2013	230,000	2.5	7.53	1.03	55	1.27
May 22, 2013	230,000	2.5	8.70	1.03	55	1.06
	866,525

108  •  PRIMERO ANNUAL REPORT 2013

The fair value of the options granted in 2012 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5% respectively. Other conditions and assumptions were as follows:

						weighted
		Average				average
		expected	Exercise	Risk free	volatility	black-Scholes
	Number of	life of options	price	interest rate	(i)	value assigned
Issue date	options	(years)	Cdn$	%	%	Cdn$

November 12, 2012	60,000	3.5	6.74	1.19	51	2.56
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92

i.

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the option. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

d)	Warrants

As at December 31, 2013 and December 31, 2012, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn $8.00 until July 20, 2015.

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated statement of financial position.

e)	Phantom Share Unit Plan

The Company has three phantom share unit plans

i.

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the number of PSUs that vest multiplied by the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

ii.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO ANNUAL REPORT 2013  • 109

iii.

On May 8, 2013 the Company’s shareholders approved the establishment of the 2013 PSU plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs (subject to the total number of common shares issuable at any time under the PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

The following units were issued and outstanding as at December 31, 3013 under the PSUP and Directors PSUP plans:

	Number of units
Date of issue	outstanding	vesting date	Expiry date
February 27, 2011	95,666	February 27, 2014	December 31, 2014
May 19, 2011	31,105	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2014	December 31, 2014
March 31, 2012	781,126	March 31, 2014	December 31, 2014
March 31, 2012	781,127	March 31, 2015	December 31, 2015
March 31, 2012	38,460	December 1, 2014	December 31, 2014
May 25, 2012	31,410	May 25, 2014	December 31, 2014
May 25, 2012	31,411	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 12, 2012	28,902	November 12, 2014	December 31, 2014
November 12, 2012	28,902	November 12, 2015	December 31, 2015
February 25, 2013	271,617	February 25, 2014	December 31, 2014
February 25, 2013	271,617	February 25, 2015	December 31, 2015
February 25, 2013	271,617	February 25, 2016	December 31, 2016
March 28, 2013	56,223	December 1, 2014	December 31, 2014
March 28, 2013	56,224	December 1, 2015	December 31, 2015
June 26, 2013	5,605	December 1, 2014	December 31, 2014
June 26, 2013	5,606	December 1, 2015	December 31, 2015
Total	2,825,968

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income during 2013 in relation to the PSUP and Directors PSUP was $5.8 million (2012 - $14.7 million). The total liability recognized at December 31, 2013 in respect of the PSUP and Directors PSUP was $8.1 million (2012 - $16.9 million), of which $5.1 million (2012 - $12.9 million) is classified as a current liability, reported within trade and other payables, with the remaining $3.0 million (2012 - $4.0 million) classified as a long-term liability, reported within other long-term liabilities. None of these cash-settled units was vested at December 31, 2013, but all remain outstanding.

110  •  PRIMERO ANNUAL REPORT 2013

The Company issued 814,851 units under the PSUP during the year ended December 31, 2013 (2012 – 2,657,821 units), and 185,483 units under the Directors PSUP (2012 – 115,384 units).

The fair value of the units as at December 31, 2013 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

		Remaining	Exercise	Risk free	volatility	black-Scholes
	Number of	Term	price	interest rate	(i)	value assigned
Issue date	units	(years)	Cdn$	%	%	Cdn$
February 27, 2011	95,666	0.2	0.00	1.13	43	4.68
May 19, 2011	31,105	0.4	0.00	1.13	45	4.68
November 8, 2011	33,333	0.9	0.00	1.13	50	4.68
March 31, 2012	1,562,253	0.2	0.00	1.13	42	4.68
March 31, 2012	38,460	0.9	0.00	1.13	49	4.68
May 25, 2012	62,821	0.4	0.00	1.13	45	4.68
August 3, 2012	6,017	0.6	0.00	1.13	48	4.68
November 12, 2012	57,804	0.9	0.00	1.13	50	4.68
February 25, 2013	814,851	1.2	0.00	1.13	54	4.68
March 28, 2013	112,447	0.9	0.00	1.13	45	4.68
June 26, 2013	11,211	0.9	0.00	1.13	45	4.68
Total	2,825,968

i.

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the unit. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

PRIMERO ANNUAL REPORT 2013  • 111

The following units were issued and outstanding as at December 31, 2013 under the 2013 PSUP:

	Number of units
Date of issue	outstanding	Vesting date	Expiry date
May 10, 2013	81,033	May 10, 2014	December 31, 2014
May 10, 2013	81,033	May 10, 2015	December 31, 2015
May 10, 2013	81,034	May 10, 2016	December 31, 2016
June 26, 2013	20,530	June 26, 2014	December 31, 2014
June 26, 2013	20,530	June 26, 2015	December 31, 2015
June 26, 2013	20,530	June 26, 2016	December 31, 2016
August 12, 2013	29,948	August 12, 2014	December 31, 2014
August 12, 2013	29,948	August 12, 2015	December 31, 2015
August 12, 2013	29,949	August 12, 2016	December 31, 2016
November 8, 2013	5,853	November 8, 2014	December 31, 2014
November 8, 2013	5,853	November 8, 2015	December 31, 2015
November 8, 2013	5,853	November 8, 2016	December 31, 2016
Total	412,094

During the year ended December 31, 2013, the Company issued 418,576 2013 PSUP units (2012 – nil).

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income for the year ended December 31, 2013 in relation to the 2013 PSUP was $0.7 million (2012 - $nil).

NOTE 16     SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital comprise the following:

(In thousands of U.S. dollars)	2013	2012
Trade and other receivables	$(4,235)	$2,985
Taxes receivable	(2,104)	14,636
Prepaid expenses	(3,123)	974
Inventories	(853)	(782)
Trade and other payables	6,135	5,823
Taxes payable	1,589	1,766
	(2,591)	25,402

112  •  PRIMERO ANNUAL REPORT 2013

NOTE 17     CAPITAL MANAGEMENT

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2013. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas mine, development of the Cerro del Gallo project and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 13).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

Pursuant to the terms of the promissory note (Note 13), the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

NOTE 18     FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At December 31, 2013, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At December 31, 2013 the fair value of the promissory note was $27.3 million using a discounted future cash-flow analysis. The Company had no derivative assets at December 31, 2013 or December 31, 2012.

PRIMERO ANNUAL REPORT 2013  • 113

Fair value measurements of financial assets and liabilities recognized in the consolidated statement of financial position

IFRS requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

  Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2013, the Company does not have any financial assets or liabilities measured at fair value.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2013 or 2012.

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2013 and 2012 is as follows:

(In thousands of U.S. dollars)	2013	2012
Cash	$110,711	$139,244
Trade and other receivables	4,794	3,792
Taxes receivable	10,224	5,914

114  •  PRIMERO ANNUAL REPORT 2013

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2013:

		2013			2012
December 31,		within		Over
(In thousands of U.S. dollars)	1 year	2-5 years	5 years	Total	Total
Trade and other payables and accrued liabilities	$33,958	$–	$–	$33,958	$23,645
Share based payments	5,054	3,090	–	8,144	16,864
Promissory note and interest	6,678	23,584	–	30,262	45,196
Minimum rental and operating lease payments	2,530	2,269	–	4,799	2,836
Reclamation and closure cost obligations	–	4,790	26,557	31,347	28,869
Commitment to purchase plant and equipment	6,062	–	–	6,062	3,694
	54,282	33,733	26,557	114,572	121,104

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the year ended December 31, 2013 was $0.8 million (2012 - $0.6 million).

c)	Market risk

	i.	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period, as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entity whose taxable profit or loss is denominated in a non-U.S. dollar currency. A small amount of expenses were also incurred in Australian dollars during the year ended December 31, 2013 in relation to the acquisition of Cerro (Note 4). Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

PRIMERO ANNUAL REPORT 2013  • 115

During the year ended December 31, 2013, the Company recognized a loss of $0.8 million on foreign exchange (2012 - loss of $0.9 million). Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $4.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $2.7 million). The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

ii.	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

iii.	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

Increase (decrease) in income after taxes
For the year ended December 31, (In thousands of U.S. dollars)	2013	2012
Gold prices
10% increase	$9,993	$10,166
10% decrease	(9,993)	(10,166)
Silver prices
10% increase	1,511	1,405
10% decrease	(1,511)	(1,405)

116  •  PRIMERO ANNUAL REPORT 2013

NOTE 19     RELATED PARTY TRANSACTIONS

Transactions with Goldcorp Inc.

At December 31, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp (Note 13). Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow during the year ended December 31, 2013.

On December 19, 2013, the Company paid $8 million to a subsidiary of Goldcorp to acquire its 30.8 % interest in the Cerro del Gallo project, which increased the Company’s interest to 100% (Note 4). On August 7, 2012, the Company repaid the $30 million convertible note due to a subsidiary of Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash.

During the year ended December 31, 2013, $0.9 million (2012 - $2.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2013, the Company had an amount payable of $2.8 million outstanding to DMSL (2012 - $2.3 million). As at December 31, 2013, the Company had an amount owing from Goldcorp Inc. of $nil (2012 - $0.3) .

Compensation of key management personnel of the Company

Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

(In thousands of U.S. dollars)	2013	2012
Short-term employee benefits	$2,875	$2,868
Share-based payment	8,886	9,730
Total	11,761	12,598

The Company does not offer any post-employment benefits with respect to key management personnel.

PRIMERO ANNUAL REPORT 2013  • 117

NOTE 20     SEGMENTED INFORMATION

The Company’s mining properties operate in one geographic area, Mexico. The Company has two operating segments, the San Dimas mine and the Cerro del Gallo project, which reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting (to the chief operating decision maker) used to assess each segment’s performance. Significant information relating to reportable segments is summarized below; corporate information is provided to form a reconciliation to the results of the Company as at and for the years-ended December 31, 2013 and 2012, however does not constitute a segment:

December 31		2013				2012
(In thousands of U.S. dollars)	San Dimas	Cerro del Gallo	Corporate	Total	San Dimas	Cerro del Gallo	Corporate	Total
Equity investment	–	–	1,042	1,042	–	–	–	–
Additions to mining interests	67,750	109,276	172	177,198	40,902	–	130	41,032
Total assets	635,050	109,618	38,256	782,924	653,393	–	17,113	670,506
Total liabilities	105,586	596	15,652	121,834	67,910	–	30,858	98,768

year ended December 31,		2013				2012
(In thousands of U.S. dollars)	San Dimas	Cerro del Gallo	Corporate	Total	San Dimas	Cerro del Gallo	Corporate	Total
Revenue	200,326	–	–	200,326	182,939	–	–	182,939
Depreciation and depletion	(35,901)	(222)	(113)	(36,236)	(27,969)	–	(86)	(28,055)
Finance expense	–	–	(674)	(674)	–	–	(2,887)	(2,887)
Share of equity-accounted results	–	–	(187)	(187)	–	–	–	–
Income tax (expense) recovery	(45,301)	–	(99)	(45,400)	3,388	–	1,490	4,878
Net income (loss)	34,785	(205)	(38,830)	(4,250)	84,267	–	(34,714)	49,553

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

NOTE 21     COMMITMENTS AND CONTINGENCIES

a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

118  •  PRIMERO ANNUAL REPORT 2013

Four of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the year ended December 31, 2013.

b)	As at December 31, 2013, the Company had entered into commitments to purchase plant and equipment totaling $6.1 million (2012 - $3.7 million).

c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

NOTE 22     ANNOUNCEMENT OF ACQUISITION OF BRIGUS GOLD CORP

On December 16, 2013, the Company announced that it has entered into an arrangement agreement (the “Arrangement Agreement”) with Brigus whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the “Plan of Arrangement”). Brigus is a gold producing company whose principal assets are the Black Fox Black Fox mine site and adjacent exploration properties, Grey Fox and Pike River, located in Township of Black River-Matheson, Ontario, Canada.

Pursuant to the Arrangement, Primero will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company (“SpinCo”) for each Brigus common share as part of the Arrangement. SpinCo will hold Brigus’ non-Ontario assets and will be capitalized with approximately Cdn$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will hold the remaining 9.9% interest in SpinCo. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

PRIMERO ANNUAL REPORT 2013  • 119

The transaction will be carried out by way of a court-approved plan of arrangement and will require approval by at least 662/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of the Company’s common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other conditions customary in transactions of this nature. The shareholder meetings will be held on February 27, 2014. The Company will make a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures (the “Debentures”) in accordance with their trust indenture dated March 23, 2011. During the 30 day period following the effective date of the Arrangement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

The Company will also make a change of control offer for Brigus’ outstanding Cdn$24 million senior secured term notes (the “Notes”) in accordance with their senior secured facility agreement dated October 29, 2012. During the 10 day period following the effective date of the Arrangement, Note holders will receive notice (the “Note Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Notes at 105% of the principal amount plus accrued and unpaid interested on the date that is 20 days following delivery of the Note Change of Control Notice.

120  •  PRIMERO ANNUAL REPORT 2013

PRIMERO Corporate and Shareholder Information

TRANSFER AGENT AND REGISTRAR	CORPORATE OFFICES

Computershare Trust Company of Canada	Vancouver
100 University Avenue	One Bentall Centre, Suite 1640
9th Floor, North Tower	505 Burrard Street, Box 24
Toronto, ON, Canada M5J 2Y1	Vancouver, BC, Canada V7X 1M6

T 514 982 7555	T 604 669 0040
www.computershare.com	F 604 669 0014
E service@computershare.com
Toronto
AUDITORS	20 Queen Street West, Suite 2301
Toronto, ON, Canada M5H 3R3
Deloitte LLP
T 416 814 3160
LEGAL COUNSEL	F 416 814 3170
TF 1 877 619 3160
McMillan LLP
Royal Centre, Suite 1500	OPERATION OFFICES
1055 W. Georgia St., PO Box 11117
Vancouver, BC, Canada V6E 4N7	Mexico City
Arquimedes 33, 2nd Floor
SHARES LISTED	Colonia Polanco
11560 Mexico, D. F.
Toronto Stock Exchange	Mexico
TSX:P, TSX:P.WT (Warrants -
Cdn$8 exercise price, expire 07/20/15)	T +52 55 52 80 6083

New york Stock Exchange	INVESTOR INQUIRIES
NYSE:PPP
Tamara Brown
SHARES ISSUED	Vice President, Investor Relations

At December 31, 2013	T 416 814 3168
Total issued and outstanding: 115,726,035
Fully diluted: 144,490,025	Tania Shaw
Manager, Investor Relations
COMPANY FILINGS
T 416 814 3179
www.sedar.com	F 416 814 3170
www.edgar.com	E info@primeromining.com

WEBSITE
www.primeromining.com

PRIMERO ANNUAL REPORT 2013  • 121

PRIMERO Directors and Officers

DIRECTORS	OFFICERS

Wade Nesmith	Joseph F. Conway
Chairman	President & Chief Executive Officer
Vancouver, BC
Renaud Adams
Joseph F. Conway	Chief Operating Officer
President & Chief Executive Officer,
Primero Mining Corp.	David Blaiklock
Toronto, ON	Chief Financial Officer

David Demers [2,3,4,5]	Tamara Brown
Chief Executive Officer,	Vice President, Investor Relations
Westport Innovations Inc
Vancouver, BC	H. Maura Lendon
Vice President, Chief General Counsel
Grant Edey [3,5]	and Corporate Secretary
Corporate Director
Mississauga, ON	David Sandison
Vice President, Corporate Development
Rohan Hazelton 1, [5]
Vice President Strategy, Goldcorp Inc.	Louis Toner
Vancouver, BC	Vice President, Project Development
Timo Jauristo [2]	and Construction

Executive Vice President Corporate	Gabriel Voicu
Development, Goldcorp Inc.	Vice President, Geology and Exploration
Vancouver, BC
BOARD COMMITTEES
Eduardo Luna [1]
Corporate Director	1 Member of the Corporate Responsibility Committee
Mexico City, Mexico	2 Member of the Human Resources Committee
3 Member of the Governance and Nominating Committee
Brad Marchant [1]	4 Lead Director
Corporate Director	5 Member of the Audit Committee
Vancouver, BC

Robert A. Quartermain 2, [3]	Production Notes
President & Chief Executive Officer,	Design and Production: Macrae Creative
Pretium Resources Inc.	Location Photography: Salvador Casares Bonastre/Diseña -
Vancouver, BC	Creatividad a Tiempo!
Printing: RRD
Michael Riley [5]	Printed in Canada
Corporate Director
Vancouver, BC

122  •  PRIMERO ANNUAL REPORT 2013

PRIMERO Board of Directors

In only three years, we at Primero have delivered on our commitment of building an Americas-based mid-tier gold producer.

Above, left to right:

Timo Jauristo
Director

Wade Nesmith
Chairman

Grant Edey
Director

Michael Riley
Director

David R. Demers
Director

Joseph F. Conway
President, C.E.O. and Director

Robert A. Quartermain
Director

Eduardo Luna
Director

Rohan Hazelton (Not pictured)
Director

Brad Marchant (Not pictured)
Director

Primero is the industry's newest mid-tier gold producer, with two producing operations in two countries in the Americas and a solid pipeline of development projects. With a track record of delivering on our commitments, a disciplined management team and a portfolio of high-quality assets, we look forward to setting ourselves apart as a leading mid-tier producer.

PRIMERO

www.primeromining.com

WORLD GOLD COUNCIL MEMBER

FPO